UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: August 6, 2014

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

VIMPELCOM REPORTS 2Q14 RESULTS

KEY RESULTS AND DEVELOPMENTS

•	Revenue declined organically[1] by 6% YoY to USD 5.1 billion

•	Strong mobile data revenue organic growth of 19% YoY, supported by increased demand for mobile data services

•	EBITDA[2] declined organically[1] by 9% YoY to USD 2.1 billion

•	Strong EBITDA margin[2] of 41.0%

•	Total mobile customer base increased by 5.2 million YoY to 220.6 million

•	Continued investment in high speed data networks with CAPEX excl. licenses up 29% YoY

•	Total annual net income improvement of ~USD 0.5 billion, from refinancing of WIND and resolution in Algeria

•	2014 targets confirmed

Amsterdam (August 6, 2014)—“VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter ended June 30, 2014.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“As previously indicated, we expect 2014 to be a challenging year for our Group. The results for the second quarter were impacted by a weaker operational performance in some markets, but also by the macro-economic situation in Russia and Ukraine. In Italy we continue to outperform competitors in a weak market. We are seeing improved financial performance in Kazakhstan and Bangladesh, with year-on-year service revenue growing by 8% in both markets. The improvements are due both to the investments we are making in our networks and to our focus on delivering the best customer experience. Our operating cash flows remain strong, enabling us to maintain our investment program in high-speed data networks in order to benefit from the growth in mobile data revenue, which was a solid 19% in the quarter. Finally, our successful refinancing of Wind and the expected resolution in Algeria will together generate substantial savings and improve annual net income by approximately USD 0.5 billion.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	2Q14	2Q13	Reported YoY		Organic YoY	1H14	1H13	Reported YoY		Organic YoY
Total operating revenue	5,067	5,718	(11%)		(6%)	10,091	11,309	(11%)		(6%)
Service revenue	4,861	5,440	(11%)		(5%)	9,671	10,762	(10%)		(5%)
EBITDA	2,076	2,425	(14%)		(9%)	4,164	4,773	(13%)		(7%)
EBITDA margin	41.0%	42.4%	(1.4	pp)		41.3%	42.2%	(0.9	pp)
EBIT	938	1,224	(23%)			1,863	2,331	(20%)
Net income attributable to VimpelCom shareholders	100	573	(83%)			139	981	(86%)
EPS, basic (USD)	0.06	0.33	(82%)			0.08	0.59	(86%)
Capital expenditures excluding licenses[3]	1,017	791	29%			1,743	1,386	26%
Operating cash flow (EBITDA less CAPEX)	1,059	1,634	(35%)			2,421	3,387	(29%)
Net debt / LTM EBITDA[4]	2.6	2.3	13%			2.6	2.3	13%
Total mobile customers (millions)[5]	220.6	215.4	2%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliations see Attachment C
3)	1H13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone
4)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution
5)	The customer numbers for 2013 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition

For all definitions please see Attachment E

VimpelCom Ltd. 2Q 2014 | 1

ORGANIC GROWTH REVENUE AND EBITDA

	2Q14 vs 2Q13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(7%)	(9%)	(16%)	(10%)	(8%)	(18%)
Italy	(9%)	4%	(5%)	(8%)	4%	(4%)
Africa & Asia	(4%)	1%	(3%)	(11%)	0%	(11%)
Ukraine	(5%)	(30%)	(35%)	(12%)	(28%)	(40%)
CIS	5%	(9%)	(4%)	5%	(9%)	(4%)
Total	(6%)	(5%)	(11%)	(9%)	(5%)	(14%)

	1H14 vs 1H13
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	(6%)	(11%)	(17%)	(10%)	(10%)	(20%)
Italy	(8%)	4%	(4%)	(8%)	5%	(3%)
Africa & Asia	(2%)	(1%)	(3%)	(7%)	0%	(7%)
Ukraine	(6%)	(19%)	(25%)	(10%)	(18%)	(28%)
CIS	4%	(7%)	(3%)	5%	(8%)	(3%)
Total	(6%)	(5%)	(11%)	(7%)	(6%)	(13%)

MOBILE CUSTOMERS

million	2Q14	2Q13	YoY
Russia	56.3	57.1	(1%)
Italy	21.9	22.3	(2%)
Algeria	17.5	16.8	4%
Pakistan	38.8	37.1	4%
Bangladesh	29.8	27.1	10%
Ukraine	25.4	25.6	(1%)
Kazakhstan	9.6	8.8	9%
Uzbekistan	10.4	10.2	2%
Other	11.1	10.4	7%
Total	220.6	215.4	2%

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 2Q 2014 | 2

STRATEGIC UPDATE AND MAIN EVENTS

•	Refinancing of WIND resulted in ~USD 0.4 billion in annual interest savings

•	USD 4.0 billion net proceeds from Algeria resolution targeted for debt repayment with annual interest savings of ~USD 0.3 billion

•	3G launched in Algeria and Pakistan

•	VimpelCom strengthened its management team with several notable appointments

•	VimpelCom’s Annual General Meeting elected new Supervisory Board

•	2014 targets confirmed

The Company continues to expect that the previously announced Algeria transaction will close by the end of 2014. The total dividends and proceeds due to GTH at closing are expected to amount to USD 4.0 billion net of all taxes and after the settlement of all outstanding disputes between the parties, as well as the payment of associated fines. All proceeds will be used to pay down the outstanding shareholder loans provided by VimpelCom to GTH. VimpelCom intends to use the total proceeds to repay existing debt, with estimated annual interest savings of approximately USD 0.3 billion.

In July, VimpelCom completed the second step of WIND’s refinancing with the issuance of approximately EUR 4.1 billion Senior Secured Notes in a combination of EUR 575 million Floating Rate Notes due in 2020 and EUR 3,495 million (equivalent) Fixed Rate Notes due in 2020. The total refinancing, including the Senior Secure Notes Issuance completed in April, will result in approximately USD 0.4 billion in annual interest savings, improved capital structure, and enhanced cash flow, all of which is expected to facilitate a deleveraging trajectory.

In total, the WIND refinancing and the repayment of debt with the expected proceeds from the resolution in Algeria will result in annual net income improvement of approximately USD 0.5 billion.

VimpelCom recently launched 3G in Algeria and Pakistan:

•	On July 5, 2014, Djezzy launched 3G services in seven provinces, including the largest four provinces in terms of population.

•	On July 18, 2014, Mobilink launched 3G services in 11 Pakistani cities.

VimpelCom strengthened its management team with several notable appointments:

•	Rene Schuster was appointed as Group Chief Operating Officer and a member of the Group Management Board in July. Rene has direct responsibility for the operational and financial performance of the Business Units.

Jan Edvard Thygesen decided to retire at the conclusion of his contract in December 2014 and will focus on certain designated strategic projects during his remaining tenure with VimpelCom.

•	Peter Chernyshov was appointed as CEO of VimpelCom’s Ukrainian Business Unit, Kyivstar, in June. Peter succeeded Igor Lytovchenko, the founder of Kyivstar, who retired from the Company after 20 years in the role of CEO.

•	Jeffrey Hedberg was appointed Chief Executive Officer of Mobilink in Pakistan in July. Jeffrey succeeds Rashid Khan, who retired after over 14 years in leading positions with Mobilink and banglalink.

VimpelCom’s Annual General Meeting (AGM) was held on July 28, at which shareholders elected nine members: Jon Fredrik Baksaas, Mikhail Fridman, Andrei Gusev, Sir Julian Horn-Smith, Kjell Morten Johnsen, Leonid Novoselsky, Alexey Reznikovich, Ole Bjorn Sjulstad and Trond Ø Westlie. The Board re-elected Mr. Reznikovich as Chairman. The AGM also resulted in the appointment of PricewaterhouseCoopers Accountants NV as the Company’s auditor.

VimpelCom confirms its annual targets1 for 2014:

•	Revenue decline of low to mid-single digit YoY;

•	EBITDA decline of low to mid-single digit YoY;

•	Net debt to EBITDA of approximately 2.4x; and

•	CAPEX (excluding licenses) to revenue of approximately 21%.

1)	The annual targets 2014 assume constant currency, no major regulatory changes, current asset portfolio mix and no major macro-economic changes. For all definitions please see Attachment E.

VimpelCom Ltd. 2Q 2014 | 3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 2Q14

•	Revenue of USD 5.1 billion, an organic decline of 6% YoY, mainly due to continued market weakness in Italy and underperformance and market slowdown in Russia, Ukraine and Pakistan

•	EBITDA of USD 2.1 billion, an organic decline of 9% YoY, mainly due to the decline in revenue

•	Strong EBITDA margin of 41.0%

•	CAPEX excl. licenses up 29% YoY to USD 1.0 billion driven by investments to support mobile data growth

•	Net debt/EBITDA of 2.6x at the end of 2Q14 impacted by an increase in Net debt and lower LTM EBITDA

•	5.2 million new customers YoY leading to 220.6 million mobile customers

OPERATING FINANCIALS PER BUSINESS UNIT

USD mln	2Q14	2Q13	Reported YoY	Organic YoY	1H14	1H13	Reported YoY	Organic YoY
Total operating revenue	5,067	5,718	(11%)	(6%)	10,091	11,309	(11%)	(6%)
of which:
Russia	1,964	2,334	(16%)	(7%)	3,857	4,639	(17%)	(6%)
Italy	1,572	1,654	(5%)	(9%)	3,140	3,276	(4%)	(8%)
Africa & Asia	879	910	(3%)	(4%)	1,725	1,774	(3%)	(2%)
Ukraine	259	400	(35%)	(5%)	594	796	(25%)	(6%)
CIS	464	482	(4%)	5%	901	932	(3%)	4%
other	(71)	(62)			(126)	(108)
EBITDA	2,076	2,425	(14%)	(9%)	4,164	4,773	(13%)	(7%)
of which:
Russia	813	997	(18%)	(10%)	1,574	1,960	(20%)	(10%)
Italy	596	621	(4%)	(8%)	1,186	1,228	(3%)	(8%)
Africa & Asia	392	441	(11%)	(11%)	791	853	(7%)	(7%)
Ukraine	115	192	(40%)	(12%)	278	386	(28%)	(10%)
CIS	231	240	(4%)	5%	448	459	(3%)	5%
other	(71)	(66)			(113)	(113)
EBITDA margin	41.0%	42.4%			41.3%	42.2%

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW 2Q14

Total revenue in 2Q14 was negatively impacted by operational performance and macro-economic slowdown in Russia, Ukraine and Pakistan, the rolling effect from the 2013 price competition in Italy and delayed 3G launch in Algeria.

Total mobile customers increased by 5.2 million YoY to 220.6 million at the end of the second quarter with the largest absolute contribution coming from a substantial increase in the Africa & Asia Business Unit.

EBITDA decreased organically 9% YoY to USD 2.1 billion reflecting the aforementioned decline in revenue, higher infrastructure and distribution costs in Russia, increasing frequency and utility costs in Ukraine and additional network costs in the Africa & Asia Business Unit due to 3G expansion in Algeria, Pakistan and Bangladesh.

As expected, the Russian Business Unit continued to see pressure on its results as the Company executes the second phase of its transformation, focusing on Customer Excellence and implementing a cultural shift to a customer-centric organization. Revenue was down 7% YoY to RUB 68.7 billion, while mobile service revenue declined 5% YoY to RUB 54.9 billion. Mobile data revenue increased 17% YoY to RUB 9.0 billion, supported by high demand for mobile data services, evidenced by a strong increase in mobile data traffic and a 20% YoY increase in mobile broadband customers. EBITDA declined organically 10% YoY to RUB 28.5 billion due to the revenue decrease, the incremental costs related to the higher investments in 3G and 4G/LTE and in owned monobrand stores. EBITDA margin decreased to 41.4%. Although the first signs of improvements in customer perception became evident during the quarter, the Company expects that the pressure on results will continue for the remainder of 2014.

VimpelCom Ltd. 2Q 2014 | 4

In Italy, WIND continued to outperform its peers in what remains a weak market, in particular in the mobile segment due to the rolling effect of the intense price competition of 2013 and the continued material decline in SMS usage, in line with the trends witnessed in other mature markets. The competitive environment continued to stabilize during the second quarter as most operators maintained a more benign approach to promotions. Mobile service revenue in 2Q14 decreased 11% to EUR 737 million driven by price pressure, MTR reduction and further contraction of SMS revenue. However, these headwinds were partially mitigated by solid results in mobile data with mobile broadband revenue up 18% YoY to EUR 137 million. EBITDA declined organically 8% YoY to EUR 435 million due to the decline in revenue, partially offset by cost efficiency measures, which increased EBITDA margin by 0.4 percentage points YoY to 38.0%. The Company expects the market to remain challenging in the second half of the year, but with an improving YoY trend.

The Africa & Asia Business Unit performance was impacted by a slowdown in Algeria and Pakistan. As a consequence, revenue decreased 4% YoY organically to USD 879 million and EBITDA decreased organically 11% YoY to USD 392 million.

In Algeria, Djezzy maintained its leadership position in the market, but revenue declined 6% YoY to DZD 34 billion due to lower interconnect revenue and the impact of competitors launching 3G in January 2014 ahead of the Company’s 3G launch in July. The Company expects to stabilize Djezzy’s market-leading position in 2H14 now that it has launched 3G. In Pakistan, revenue declined 8% YoY to PKR 26 billion due to strong competition from attractive bundles and the macro-economic situation. In Bangladesh, the Company showed the results of its successful turnaround with a 9% YoY increase in revenue, a 10% YoY growth in customers and a 12% YoY increase in EBITDA.

Due to the ongoing turbulence in Ukraine and the very difficult environment, Kyivstar’s financial results were negatively impacted by more conservative spending behavior from its customers. Total revenue decreased 5% YoY to UAH 3.0 billion. Mobile service revenue declined 4% YoY to UAH 2.7 billion primarily due to lower mobile voice and VAS revenue partly offset by solid mobile data revenue growth of 11% YoY. Fixed-line service revenue increased 5% YoY due to solid growth in fixed residential broadband (FTTB) revenue. EBITDA decreased 12% YoY to UAH 1.3 billion due to lower mobile voice and VAS revenue, while the Company faced cost pressures resulting from a 15% YoY increase in electricity tariffs and a doubling of frequency fees in 2Q14. The devaluation of Hryvnia against the USD caused additional pressure on EBITDA margin. Consequently, EBITDA margin declined 3.5 percentage points YoY to 44.5%. The Company is implementing cost efficiency measures as part of its Operational Excellence program to support EBITDA margins. Kyivstar’s transformation program is delivering improvement in performance, but the operating and economic environment is expected to remain challenging for the remainder of this year.

Competition in the CIS Business Unit continued to increase during 2Q14, but VimpelCom improved its strong market positions in four out of the six countries. Revenue increased 5% YoY organically reaching USD 464 million, driven by strong mobile data revenue growth of 24%. In Kazakhstan, Beeline continued its successful turnaround and improved its market position against its main competitors despite the highly competitive market. EBITDA in CIS increased organically 5% YoY to USD 231 million, with stable EBITDA margin of 49.8%.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES 2Q14

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	5,067	5,718	(11%)		10,091	11,309	(11%)
Mobile service revenue	4,096	4,694	(13%)		8,121	9,186	(12%)
EBITDA	2,076	2,425	(14%)		4,164	4,773	(13%)
EBITDA margin	41.0%	42.4%	(1.4	pp)	41.3%	42.2%	(0.9	pp)
EBIT	938	1,224	(23%)		1,863	2,331	(20%)
Financial income and expenses	(533)	(521)	2%		(1,046)	(1,022)	2%
Net foreign exchange (loss)/gain and others	74	59	25%		(92)	(4)	n.m.
Profit before tax	479	762	(37%)		725	1,305	(44%)
Income tax expense	(421)	(204)	n.m.		(594)	(417)	42%
Profit for the period	58	558	n.m.		131	888	n.m.
Net income attributable to VimpelCom shareholders	100	573	n.m.		139	981	n.m.

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Capital expenditures[1]	1,331	791	68%		2,067	1,386	49%
Capital expenditures[1] excluding licenses	1,017	791	29%		1,743	1,386	26%
Capex[1] excl licenses/Revenue	20%	14%			17%	12%

1)	CAPEX in 1H13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone

VimpelCom Ltd. 2Q 2014 | 5

EBIT in 2Q14 decreased 23% YoY to USD 938 million due to the decline in EBITDA, partly offset by the positive impact of declining amortization of intangible assets associated with the Wind Telecom acquisition.

Profit before tax decreased to USD 479 million, compared to profit before tax of USD 762 million in the same period a year ago. The decrease was primarily the result of the decline in operational performance and negative fair value movements on derivatives offset by profits related to the Italy refinancing.

Net income attributable to VimpelCom shareholders was USD 100 million in 2Q14 compared to a net income of USD 573 million in 2Q13. The decrease was the result of lower profit before tax and tax expenses that increased to USD

421 million. The high effective tax rate in 2Q14 was mainly due to non-cash charges related to the refinancing of WIND, non-deductible interest expenses in Italy, and the change in geographical profit mix with less profit from countries with a lower nominal tax rate.

CAPEX excluding licenses increased 29% YoY to USD 1.0 billion in 2Q14, reflecting the Company’s strategy to accelerate its investments in high-speed data networks to capture mobile data growth, including the rollout of 4G/LTE networks in Russia, 3G networks in Algeria, Bangladesh and Pakistan, and continued investments in Italy in HSPA+ and 4G/LTE. In addition, the Company acquired a 3G license in Pakistan for USD 300 million in 2Q14.

STATEMENT OF FINANCIAL POSITION & CASH FLOW 2Q14

USD mln	2Q14	1Q14	QoQ
Total assets	48,986	47,478	3%
Shareholders’ equity	8,578	8,424	2%
Gross debt	29,022	27,393	6%
Net debt	23,242	22,434	4%
Gross debt / LTM EBITDA[1]	3.3	2.9
Net debt / LTM EBITDA[1]	2.6	2.4

USD mln	2Q14	2Q13	YoY	1H14	1H13	YoY
Net cash from operating activities	1,102	1,392	(21%)	2,270	2,666	(15%)
Net cash used in investing activities	(1,060)	(677)	57%	(2,271)	(1,731)	31%
Net cash from financing activities	960	(1,727)	(156%)	1,160	(1,229)	(194%)

1)	Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution

Total assets increased 3% QoQ in 2Q14 to USD 49.0 billion primarily due to the impact of accelerated investments in network in Russia, Algeria and Pakistan. Gross debt increased to USD 29.0 billion in 2Q14 reflecting drawdowns under the term facility from Alfa Bank, the Revolving Credit Facility provided by 11 international banks and currency movements. Net debt increased QoQ to USD 23.2 billion, while LTM EBITDA decreased leading to the increase in the Net debt to EBITDA ratio to 2.6x at the end of the second quarter.

Net cash from operating activities was USD 1.1 billion in 2Q14, a decrease of 21% YoY, explained by lower EBITDA, partly offset by positive movements in working capital compared to the same period a year ago. Net cash used in investing activities increased to USD 1.1 billion in 2Q14 compared to USD 0.7 billion in 2Q13 mainly as a result of higher investments in high-speed data networks and a 3G license in Pakistan. The increase in net cash from financing activities in 2Q14 compared to the decrease in 2Q13 was primarily caused by the call premium and fees related to the first tranche of the WIND refinancing and drawdowns under the credit facilities mentioned above, while in 2Q13 there was a repayment of Eurobond by OJSC VimpelCom for USD 801 million in 2Q13.

VimpelCom Ltd. 2Q 2014 | 6

BUSINESS UNITS PERFORMANCE IN 2Q14

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 2Q 2014 | 7

RUSSIA – 2Q14

•	Mobile data revenue grew 17% YoY

•	Mobile service revenue decreased 5.0 % YoY driven by measures taken to reduce unrequested services to improve customer experience

•	EBITDA decreased 10% YoY mainly due to continued investments in network and distribution, leading to an EBITDA margin of 41.4%

•	Mobile customers declined 1% YoY to 56.3 million, but increased by 1.3 million QoQ; mobile broadband customers grew 20% to 3.3 million

•	First signs of improvement in customer experience with lowest quarterly churn level in three years

As expected, the Russian Business Unit continued to see pressure on its results as the Company executes the second phase of its transformation, focusing on Customer Excellence and implementing a cultural shift to a customer-centric organization. Although the first signs of improvements in customer perception became evident during the quarter, the Company expects that the pressure on results will continue for the remainder of 2014.

Mobile service revenue declined 5% YoY to RUB 54.9 billion, negatively affected by the measures taken to eliminate unrequested services from content providers to Beeline customers. Despite the lower inflow of seasonal workers in Russia (“migrants”) in 2Q14, Beeline’s mobile customers increased by 1.3 million QoQ. The Company reported lower gross additions as a result of an increased focus on the quality of its customer base and churn reduced to its lowest level in 3 years. Consequently, the mobile customer base decreased 1% YoY to 56.3 million. Mobile voice revenue was down YoY due to declining prices and the migration of customers to the Company’s new and more attractive price plans. ARPU declined 4% YoY to RUB 326 partly as a result of the measures taken to reject unrequested services from content providers. The mobile voice revenue decline was partially offset by increasing mobile data revenue from strong growth in mobile data traffic, which more than doubled YoY. Mobile data revenue increased 17% YoY to RUB 9.0 billion. Mobile financial services, marketed under the brand name RuRu, also delivered strong results, with revenue increasing by 30% YoY to RUB 267 million.

Fixed-line service revenue increased slightly YoY to RUB 12.4 billion, mainly due to the growth in FTTB revenue. The fixed-line broadband customer base declined 4% YoY to 2.2 million, while fixed-line broadband ARPU increased 7% YoY to RUB 474. The Company´s strategy in the fixed-line business continues to be centered on profitability in regions where it currently has significant market share.

EBITDA decreased 10% YoY to RUB 28.5 billion and EBITDA margin decreased 1.3 percentage points YoY to 41.4% due to lower revenue, the increased demand-driven network investments and the expansion of owned monobrand stores.

Beeline continued its efforts to enhance customer perception and saw the first signs of improvement during the quarter with a decreasing gap to competitors in Net Promoter Score (NPS). As a result of the improving NPS and the lower gross additions while focusing on higher quality customers, quarterly churn decreased to 13% in 2Q14, the lowest level in three years. At the same time, Beeline continued to launch new initiatives and products, such as the Shared Data Service, offering the option of multiple SIM cards for one account, making it convenient for customers to manage their data account across multiple devices. After the successful launch of the most affordable Beeline 3G smartphone in the first quarter, the Company also introduced a 4G/LTE smartphone for RUB 7,990, sold in combination with a data bundle. The Company will continue its Operational Excellence 2.0 program in 2014, focusing on simultaneously improving both customer service and efficiency.

Beeline continued to invest in high-speed data networks and is on track with its plans for the accelerated roll out of 4G/LTE. The Company has launched 4G/LTE in 22 regions at the end of July and increased the number of 3G base stations by 34% YoY in 2Q14. In 2Q14, CAPEX increased 22% YoY and Beeline expects CAPEX to revenue of 22% in Russia for FY14.

VimpelCom Ltd. 2Q 2014 | 8

RUSSIA KEY INDICATORS

RUB mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	68,722	73,816	(7%)		134,870	143,896	(6%)
Mobile service revenue	54,883	57,959	(5%)		107,268	111,963	(4%)
Fixed-line service revenue	12,444	12,396	0%		24,619	24,170	2%
EBITDA	28,468	31,519	(10%)		55,015	60,811	(10%)
EBITDA margin	41.4%	42.7%	(1.3	pp)	40.8%	42.3%	(1.5	pp)
Capex	13,706	11,264	22%		25,193	17,975	40%
Capex/Revenue	20%	15%			19%	12%
Mobile
Total operating revenue	56,133	61,254	(8%)		109,938	119,371	(8%)
- of which mobile data	8,957	7,649	17%		17,712	14,843	19%
Customers (mln)	56.3	57.1	(1%)
- of which broadband (mln)	3.3	2.7	20%
ARPU (RUB)	326	341	(4%)
MOU (min)	310	294	5%
Fixed-line
Total operating revenue	12,589	12,561	0%		24,932	24,524	2%
Broadband revenue	3,251	3,173	2%		6,438	6,360	1%
Broadband customers (mln)	2.2	2.3	(4%)
Broadband ARPU (RUB)	474	443	7%

VimpelCom Ltd. 2Q 2014 | 9

ITALY – 2Q14

•	Continued outperformance in a weak market

•	Strong data revenue growth: mobile broadband up 18% YoY and fixed broadband up 5% YoY

•	Mobile customer base slightly declined YoY to 21.9 million

•	Total revenue of EUR 1,147 million, down 9% YoY

•	EBITDA at EUR 435 million with YoY margin increasing 0.4 p.p. to 38.0%

•	Successful refinancing of ~EUR 8 billion of bonds, achieving in excess of EUR 300 million in annual interest savings

In 2Q14, WIND continued to outperform its peers in what remains a weak market, in particular in the mobile segment due to the rolling effect of the intense price competition of 2013 and the continued material decline in SMS usage, in line with the trends witnessed in other mature markets. The competitive environment continued to stabilize during the second quarter as most operators maintained a more benign approach to promotions. As a result, gross additions in the market continued to decline materially leading to a positive impact on churn. In this context, WIND increased its customer market share despite aggressive promotions from competition. As a result of these dynamics WIND expects the market to remain challenging in the second half of the year, but with an improving YoY trend.

Total revenue in 2Q14 decreased 9% YoY to EUR 1,147 million, driven by the 10% YoY reduction in service revenue, primarily due to the aforementioned intense competition in the mobile segment, particularly in the summer of 2013, coupled with the tail end impact of the MTR reductions. 2Q14 is the last quarter affected by the unfavorable YoY comparison determined by the MTR reduction.

Mobile service revenue in 2Q14 decreased 11% to EUR 737 million driven by price pressure, MTR reduction and a further contraction of SMS revenue. However, these headwinds were partially mitigated by solid results in WIND’s mobile data offerings with mobile broadband revenue up 18% YoY to EUR 137 million driven by a 27% YoY growth in mobile broadband customers to 9.7 million.

In 2Q14, WIND’s mobile customer base declined slightly YoY to 21.9 million, although at a lower rate than that experienced by the overall market, leading to an increase in WIND’s customer market share. The customer trend was also impacted by the launch of new MVNOs targeted at the ethnic segment in particular. As a result of the renewed ‘All-Inclusive’ bundle portfolio, which is now even more simple and transparent, and WIND’s leading position in terms of customer satisfaction, the Company improved the negative trend in net additions in 2Q14 over 1Q14.

In July 2014, as a testament to the Company’s commitment to remain the leader in customer service and quality, a primary customer satisfaction research observatory classified WIND Infostrada as the most appreciated telecoms operator in Italy in terms of customer experience.

In 2Q14, mobile ARPU declined 10% YoY to EUR 11 driven by the decline in voice ARPU, mainly caused by the 2013 competitive price pressure coupled with the increased number of “data only” SIM cards. Mobile data ARPU increased 3% YoY and now accounts for 39% of total mobile ARPU.

In fixed-line, service revenue decreased 8% YoY to EUR 303 million, mainly due to the decline in the fixed-line customer base, primarily in the less profitable indirect segment. This is the result of the focus on higher margin LLU customers and the ongoing decline in voice volumes resulting from fixed to mobile substitution. Fixed broadband revenue increased 5% YoY to EUR 141 million with broadband LLU customers and dual play customers growing 1% YoY. Fixed EBITDA margin remained stable driven by the focus on the LLU segment and the use of more efficient distribution channels.

WIND’s EBITDA in 2Q14 declined 8% YoY, to EUR 435 million, due to the decline in revenue, partially offset by cost efficiency measures which increased EBITDA margin by 0.4 percentage points YoY to 38.0%.

In the second quarter of 2014, WIND continued to invest in increasing the capacity and coverage of the existing HSPA+ network, as well as expanding 4G/LTE services, now available in Milan, Turin, Rome, Padua, Bologna, Naples and Bari. As a result, 2Q14 CAPEX was EUR 173 million, excluding free of charge assets.

Two distinct transactions in April and July resulted in WIND’s subsidiary Wind Acquisition Finance S.A. successfully refinancing approximately EUR 8 billion of bonds moving the first significant maturity date to 2019 and reducing the average cost of debt from 9% to 5% approximately. The transactions provide significant interest savings of over EUR 300 million per year and a more stable capital structure.

VimpelCom Ltd. 2Q 2014 | 10

ITALY KEY INDICATORS

EUR mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	1,147	1,266	(9%)		2,290	2,495	(8%)
Mobile service revenue	737	828	(11%)		1,465	1,644	(11%)
Fixed-line service revenue	303	330	(8%)		609	663	(8%)
EBITDA	435	475	(8%)		865	936	(8%)
EBITDA margin	38.0%	37.5%	0.4	pp	37.8%	37.5%	0.3	pp
Capex[1]	173	183	(5%)		309	345	(10%)
Capex1/Revenue	15%	14%			14%	14%
Mobile
Total revenue	832	927	(10%)		1,660	1,815	(9%)
Customers (mln)	21.9	22.3	(2%)
- of which broadband (mln) [2]	9.7	7.6	27%
ARPU (€)	11	12	(10%)
MOU (min)	265	233	14%
Fixed
Total revenue	314	339	(7%)		631	680	(7%)
Total voice customers (mln)	2.9	3.0	(5%)
ARPU (€)	30	31	(4%)
Broadband customers (mln)	2.2	2.2	(1%)
Broadband ARPU (€)	21	20	6%
Dual-play customers (mln)	1.9	1.9	1%

1)	CAPEX in 1H13 excludes EUR 136 million of non-cash increase in intangible assets related to the contract with Terna for the right of way of WIND’s backbone; excluding FOC assets
2)	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

VimpelCom Ltd. 2Q 2014 | 11

AFRICA & ASIA – 2Q14

•	Revenue decreased organically 4% YoY to USD 879 million, driven by a slowdown in Algeria and Pakistan, partly offset by a strong recovery in Bangladesh

•	EBITDA decreased organically 11% YoY to USD 392 million, with an EBITDA margin of 44.6%

•	Customer base grew 6% YoY to 90.6 million, driven by strong additions in Bangladesh

•	Commercial launch of 3G services in Algeria and Pakistan in July 2014

Revenue in the Africa & Asia business unit decreased 4% YoY organically to USD 879 million, while the customer base increased 6% YoY to 90.6 million, supported by strong additions in Bangladesh and solid growth in Algeria and Pakistan. Reported revenue declined by 3% YoY.

EBITDA decreased organically 11% YoY to USD 392 million, primarily due to the decline in Algeria. Reported EBITDA declined also 11% YoY.

CAPEX in 2Q14 increased almost tenfold YoY to USD 616 million due to 3G license in Pakistan of USD 300 million and investments in 3G networks in Algeria, Pakistan and Bangladesh, coupled with network modernization in Pakistan.

The following analysis of the performance of the operating units is in local currencies.

ALGERIA (“DJEZZY”)

Djezzy’s revenue decreased 6% YoY, as a result of lower interconnect revenue and the impact of competitors launching 3G in January 2014 ahead of the Company’s 3G launch. Djezzy’s mobile customer base increased 4% YoY to 17.5 million. The Company expects to stabilize its market-leading position in 2H14 now that it has launched 3G.

On July 5, 2014, Djezzy launched 3G services in seven provinces including the largest four provinces in terms of population. In July, the telecom regulator issued regulation allowing for one number for 2G and 3G, which is more convenient for customers; based on this Djezzy’s 2G customers can use their SIM cards with their old number for 3G after signing a new contract. In July 2014, Djezzy launched a number of commercial offers including Millennium 3G (a hybrid voice and data product), data dongle promotions, as well as B2B and B2C offers.

EBITDA decreased 15% YoY, negatively impacted by higher network and IT costs, related to the 3G roll out.

CAPEX increased to USD 162 million mainly due to the investments in the high-speed 3G network.

PAKISTAN (“MOBILINK”)

Mobilink’s revenue decreased 8% YoY, affected by strong competition from attractive bundles on the back of increased network capacity as well as unfavorable macro-economic situation. Mobilink’s mobile customer base increased 4% YoY to 38.8 million, supported by the introduction of an attractive tariff plan for new customers and a competitive reactivation campaign.

On July 18, 2014, Mobilink launched 3G services in 11 Pakistani cities. The Company had begun offering 3G services on a free trial basis promptly after receiving its license in May 2014. 3G services are now live for prepaid customers, while post-paid customers are still running the free trial.

EBITDA decreased 16% YoY, negatively impacted by higher customer associated cost and higher tax absorption.

CAPEX increased to USD 110 million due to the network modernization project and the 3G roll out. The network modernization project is delayed due to congestions in some of the already modernized areas and is expected to be completed in 1Q15.

BANGLADESH (“BANGLALINK”)

In Bangladesh, the Company showed the results of its successful turnaround with a 9% YoY increase in revenue and a 10% YoY increase in customers and the 12% YoY increase in EBITDA.

The revenue increase was driven by higher voice, interconnection and VAS revenue, mostly due to the 10% YoY growth in customers to 29.8 million. During the quarter, banglalink continued to focus on improving its 2G network coverage, expanding its 3G footprint with more than 2,100 3G sites and delivering the best value for its customers.

banglalink continued to focus on the mobile data market by offering different 3G offers to attract more customers and increase usage in the current growing and competitive 3G data market. The offers include new attractive 3G data packages and 3G handsets with bundles.

NOTE: Africa & Asia business unit includes operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and Laos

VimpelCom Ltd. 2Q 2014 | 12

EBITDA increased 12% YoY, mainly due to higher revenue and cost savings.

CAPEX in 2Q14 increased to USD 43 million driven by the roll out of 3G.

On July 17, 2014, Moody’s Investors Service assigned a definitive B1 corporate family rating to Banglalink Digital Communications Limited and a B1 senior unsecured rating to its USD 300 million, five-year senior notes due in 2019. The ratings outlook is stable.

In June 2014, prices of new and reactivation SIMs were revised. New SIM prices were increased from BDT 180 to

BDT 200 and the replacement SIM tax is being passed on to customers. The governmental budget includes a SIM tax of BDT 300 for new customers (unchanged) and it introduced a SIM tax for replacement SIMs of BDT 100. Operators are requesting the withdrawal of the 10% customs duty along with the proposed 15% VAT on mobile handset imports, which effectively represents 31.5% of taxes on imported mobile devices. On June 28, 2014, the government imposed 1% surcharge on the price of imported and locally manufactured mobile devices.

AFRICA & ASIA KEY INDICATORS

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	879	910	(3%)		1,725	1,774	(3%)
Mobile service revenue	860	900	(4%)		1,690	1,748	(3%)
EBITDA	392	441	(11%)		791	853	(7%)
EBITDA margin	44.6%	48.5%	(3.9	pp)	45.9%	48.1%	(2.2	pp)
Capex	616	69	793%		759	110	590%
Capex1/Revenue	36%	8%			27%	6%
Mobile customers (mln)	90.6	85.6	6%

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	34	37	(6%)		68	71	(4%)
Mobile service revenue	34	37	(6%)		68	71	(4%)
EBITDA	19	22	(15%)		38	42	(10%)
EBITDA margin	54.5%	60.1%	(5.6	pp)	55.9%	59.7%	(3.8	pp)
CAPEX (USD mln)[1]	162	17	853%		222	37	501%
CAPEX/Revenue	37%	4%			26%	4%

PAKISTAN

PKR bln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	26	29	(8%)		52	56	(6%)
Mobile service revenue	25	28	(8%)		50	54	(7%)
EBITDA	10	12	(16%)		20	24	(14%)
EBITDA margin	38.9%	42.8%	(3.9	pp)	39.2%	42.5%	(3.3	pp)
CAPEX (USD mln)[1]	110	39	181%		165	48	243%
CAPEX/Revenue	41%	13%			32%	8%

BANGLADESH

BDT bln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	11	10	9%		21	19	10%
Mobile service revenue	11	10	8%		21	19	9%
EBITDA	4	4	12%		8	8	6%
EBITDA margin	38.2%	36.8%	1.4	pp	37.6%	39.2%	(1.6	pp)
CAPEX (USD mln)[1]	43	13	229%		69	25	178%
CAPEX/Revenue	30%	10%			25%	10%

1)	CAPEX excl. licenses

VimpelCom Ltd. 2Q 2014 | 13

UKRAINE – 2Q14

•	Transformation program on track, with improving NPS and declining churn

•	Mobile customer base decreased 1% YoY to 25.4 million

•	Mobile service revenue decreased 4% YoY to UAH 2.7 billion, primarily due to lower customer spending

•	EBITDA declined 12% YoY to UAH 1.3 billion; EBITDA margin of 44.5%

Due to the ongoing turbulence in Ukraine and the very difficult environment, Kyivstar’s financial results were negatively impacted by more conservative spending behavior from its customers. The operating and economic environment in Ukraine is expected to remain challenging for the remainder of this year.

The transformation program, which aims to improve customer excellence and operational performance, is on track and is showing positive results, with improving Net Promoter Scores in 2Q14, particularly in network quality perception. As a result of the improved NPS and a decrease in gross customer additions in the market, annualized churn decreased by 20 percentage points YoY to 25%. In addition, Kyivstar further simplified its offerings by introducing new tariff plans in 2Q14 focused on on-net, off-net, Internet and FTTB.

Total revenue decreased 5% YoY to UAH 3.0 billion due to the decline in mobile revenue. Mobile service revenue decreased 4% YoY to UAH 2.7 billion primarily as a result of lower mobile voice and VAS revenue, mainly due to more conservative spending behavior by customers, in part compensated by increased international interconnect revenue as a result of the increased international interconnect rate. Mobile data revenue growth remained solid at 11% YoY reaching UAH 240 million, as the smartphone penetration among its customers increased to 19% in the second quarter. Kyivstar´s mobile customer base decreased 1% YoY to 25.4 million and mobile ARPU declined 2% YoY to UAH 36.

Fixed-line service revenue increased 5% YoY to UAH 279 million due to solid growth in fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 10% YoY to UAH 111 million. The increase was driven by growth in the fixed broadband customer base of 14% YoY to 790 thousand while fixed broadband ARPU decreased by 5% YoY to UAH 47.1.

EBITDA decreased 12% YoY to UAH 1.3 billion, due to lower mobile voice and VAS revenue, while the Company faced cost pressures resulting from a 15% YoY increase in electricity tariffs and a doubling of the frequency fees in 2Q14. The devaluation of Hryvnia against the USD caused additional pressure on EBITDA margin. Consequently, EBITDA margin declined 3.5 percentage points YoY to 44.5%. Excluding the doubling of the frequency fees, EBITDA margin would have declined by 1.3 percentage points to 46.7%. The Company is implementing cost efficiency measures as part of the Operational Excellence program to support EBITDA margins.

Kyivstar continued modernizing its network to prepare for future mobile data growth. CAPEX totaled UAH 354 million in 2Q14 and LTM 2Q14 CAPEX to revenue was at an efficient level of 13%. Operating cash flow declined by 14% YoY to UAH 1.0 billion. However, the OCF margin remains strong at 33%.

VimpelCom Ltd. 2Q 2014 | 14

UKRAINE KEY INDICATORS

UAH mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	3,034	3,201	(5%)		5,976	6,363	(6%)
Mobile service revenue	2,750	2,879	(4%)		5,427	5,716	(5%)
Fixed-line service revenue	279	265	5%		538	530	2%
EBITDA	1,349	1,536	(12%)		2,779	3,086	(10%)
EBITDA margin	44.5%	48.0%	(3.5	pp)	46.5%	48.5%	(2.0	pp)
Capex	354	383	(8%)		658	718	(8%)
Capex/Revenue	12%	12%			11%	11%
Mobile
Total operating revenue	2,754	2,936	(6%)		5,436	5,833	(7%)
Customers (mln)	25.4	25.6	(1%)
ARPU (UAH)	35.7	36.5	(2%)
MOU (min)	506	486	4%
Fixed-line
Total operating revenue	280	265	6%		540	530	2%
Broadband revenue	111	101	10%		226	197	15%
Broadband customers (mln)	0.8	0.7	14%
Broadband ARPU (UAH)	47.1	49.7	(5%)

VimpelCom Ltd. 2Q 2014 | 15

CIS – 2Q14

•	Mobile service revenue increased organically by 5% YoY

•	EBITDA reached USD 231 million with organic growth of 5% YoY, with continued strong EBITDA margin of 49.8%

•	Mobile customers increased 6% YoY to 25.7 million

•	Mobile data customer base grew 8% YoY; mobile data revenue growth of 24% YoY

•	Successful turnaround in Kazakhstan

Competition in the CIS continued to increase during 2Q14, but VimpelCom improved its strong market positions in four out of the six countries. Mobile data revenue growth was high in all CIS markets and EBITDA margins and cash flows were strong as a result of efficiencies implemented through the Company’s Operational Excellence and Capital Efficiency programs.

Total revenue increased organically by 5% YoY while total reported revenue declined by 4% YoY to USD 464 million, mainly due to currency devaluation in Kazakhstan. Mobile service revenue increased organically 5% YoY to USD 420 million driven by strong mobile data revenue growth of 24%. The CIS Business Unit grew its mobile customer base 6% YoY to 25.7 million, with increases seen across all operations, supported by strong churn reduction.

EBITDA grew organically 5% YoY leading to a strong margin of 49.8%, mainly due to strong mobile revenue growth in Kazakhstan and Uzbekistan. On a reported basis EBITDA declined 4% to USD 231 million mainly due to the devaluation of the Kazakhstan tenge against the US dollar.

2Q14 CAPEX decreased YoY to USD 42 million, primarily related to phasing of investments in Kazakhstan and Uzbekistan and the high CAPEX for capacity in Uzbekistan in the previous year.

The following analysis of the performance in the operating units is in local currencies, except when stated otherwise.

KAZAKHSTAN

In Kazakhstan, Beeline continued its successful turnaround and improved its market position against its main competitors despite the highly competitive market. Customers continue to be attracted by Beeline’s value proposition as a result of the ongoing transition to bundled tariff plans, as well as its new data products. In 2Q14, the Company introduced packages combining Samsung Galaxy phones with data bundles.

Total service revenue in Kazakhstan increased 8% YoY in 2Q14 to KZT 34 billion driven by 6% YoY growth in mobile service revenue and a 27% YoY increase in fixed-line service revenue. The mobile customer base increased 9% YoY to 9.6 million and mobile ARPU decreased 4% YoY to

KZT 1,058, due to a decrease in interconnect revenue. Mobile data revenue increased 22% YoY as a result of both an increase in data users and data ARPU. Annualized churn improved to 44% due to the customer base quality management and retention initiatives. The strong growth in fixed-line service revenue was supported by the increasing traffic termination charge and FTTB revenue.

EBITDA grew 10% YoY and EBITDA margin increased 0.8 percentage points to 48.7% as a result of efficiencies realized as part of the Operational Excellence program.

CAPEX decreased 53% YoY to USD 17 million, due to phasing of CAPEX.

UZBEKISTAN

Mobile service revenue increased 7% YoY to USD 176 million driven by a 2% YoY growth in the customer base to 10.4 million and a 6% YoY improvement in ARPU to USD 6. The ARPU increase was mainly driven by a 46% YoY increase in mobile data revenue to USD 31 million, as Beeline launched smartphone packages combining Samsung Galaxy phones with attractive data bundles. EBITDA grew 6% YoY to USD 115 million leading to an impressive EBITDA margin of 64.2%.

CAPEX decreased 71% YoY, due to phasing of CAPEX and high capacity investments in Uzbekistan in 2013.

Beeline aims to maintain its leading market position in 2014 by focusing on high value customers, while it is expected that a third mobile operator will enter the market in 4Q14.

KYRGYZSTAN

Mobile service revenue decreased 5% YoY to KGS 2.3 billion, due to strong competition and declining prices. This was partly compensated by strong growth in mobile data revenue of 48% YoY to KGS 229 million as a result of initiatives aimed at stimulating data usage for small screens. The mobile customer base increased 12% YoY due to Beeline’s attractive on-net and data offerings. ARPU decreased 16% YoY to KGS 297 as a result of declining prices. EBITDA decreased 11% and EBITDA margin declined by 3.1 percentage points to 53.0% due to the increase in international interconnect costs.

NOTE: CIS business unit includes operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia

VimpelCom Ltd. 2Q 2014 | 16

ARMENIA

Mobile service revenue in Armenia decreased 3% YoY to AMD 6.0 billion in 2Q14 due to a decline in voice revenue. Mobile customers increased by 4% due to the reduction of annualized churn to 45% in 2Q14 from 72% in 2Q13 as a result of the focus on quality sales. Fixed service revenue declined 4% due to a fall in voice revenue and a reduction in the customer base. EBITDA declined 11% YoY and EBITDA margin decreased 3.6 percentage points to 37.1% mainly due to the increase of interconnect costs in mobile and termination costs in fixed-line. Competition remained strong following the introduction of MNP in April 2014.

TAJIKISTAN

In Tajikistan, mobile service revenue decreased 1% YoY to USD 37 million in 2Q14 as a result of ARPU decreasing by 8% to USD 10 mainly due to decreasing prices and declining international calls.

However, this was partly compensated by 5% YoY growth in the mobile customer base to 1.3 million. EBITDA decreased 28% YoY while EBITDA margin decreased 13.5 percentage points to 38.5%, as a result of a one-off non-cash tax charge.

GEORGIA

The Georgian market remained highly competitive in 2Q14 with the Company’s mobile service revenue declining by 8% YoY to GEL 30 million, partly as a result of the lack of a 3G license versus competition. Despite this, the Company grew its mobile customer base by 14% YoY to 1.1 million as a result of its attractive price offerings. ARPU declined 19% YoY to GEL 9. EBITDA decreased 29% YoY to GEL 8 million and EBITDA margin decreased 5.8 percentage points YoY to 25.2%

CIS KEY INDICATORS

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	464	482	(4%)		901	932	(3%)
Mobile service revenue	420	439	(4%)		815	849	(4%)
Fixed-line service revenue	41	41	2%		81	79	3%
EBITDA	231	240	(4%)		448	459	(3%)
EBITDA margin	49.8%	49.8%	0.0	pp	49.7%	49.3%	0.4	pp
Capex	42	89	(53%)		80	179	(55%)
Capex/Revenue	9%	18%			9%	19%
Mobile
Customers (mln)	25.7	24.2	6%
- of which broadband (mln)	13.4	12.4	8%
Fixed
Broadband customers (mln)	0.4	0.4	1%
Broadband revenue	14	15	(8%)		28	30	(5%)

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	33,920	31,300	8%		64,374	59,950	7%
Mobile service revenue	30,131	28,343	6%		57,108	54,472	5%
Fixed-line service revenue	3,748	2,940	27%		7,188	5,420	33%
EBITDA	16,532	14,991	10%		31,090	28,364	10%
EBITDA margin	48.7%	47.9%	0.8	pp	48.3%	47.3%	1.0	pp
Capex (USD mln)	17	37	(53%)		27	62	(57%)
Capex / Revenue	9%	18%			7%	16%

UZBEKISTAN

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	179	167	7%		342	324	6%
Mobile service revenue	176	164	7%		337	319	6%
Fixed-line service revenue	2	2	(12%)		3	4	(8%)
EBITDA	115	108	6%		220	210	5%
EBITDA margin	64.2%	64.7%	(0.5	pp)	64.3%	64.9%	(0.6	pp)
Capex (USD mln)	10	35	(71%)		31	94	(67%)
Capex / Revenue	6%	21%			9%	29%

VimpelCom Ltd. 2Q 2014 | 17

CONFERENCE CALL INFORMATION

On August 6, 2014, the Company will host an analyst & investor conference call on its fourth quarter results at 2:00 pm CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

Confirmation Code: 73473636

International call-in number: + 1 (402) 875-4763

Confirmation Code: 73473636

The conference call replay and the slide presentations webcast will be available until August 13, 2014. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 73473636

International Replay Number: +1 (404) 537-3406

Confirmation Code: 73473636

CONTACT INFORMATION

INVESTOR RELATIONS	MEDIA AND PUBLIC RELATIONS

Gerbrand Nijman / Remco Vergeer	Bobby Leach /Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 2Q 2014 | 18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company’s anticipated performance, its expectation to close and derive benefits from the Algeria transaction, anticipated interest cost savings, its expected capital expenditures, 2014 annual targets, operational and network development and anticipated benefits from network investment and the Company’s ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 754 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2014 VimpelCom had 221 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 2Q 2014 | 19

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Interim Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables	27

	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	28

Attachment E	Definitions	29

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2014.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 2Q 2014 | 20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	2Q14	2Q13	1H14	1H13
Total operating revenue	5,067	5,718	10,091	11,309
of which other revenue	74	59	179	98
Operating expenses
Service costs, equipment and accessories	1,306	1,530	2,550	3,015
Selling, general and administrative expenses	1,685	1,763	3,377	3,521
Depreciation	742	748	1,500	1,514
Amortization	379	438	773	892
Impairment loss	2	4	2	22
Loss on disposals of non-current assets	15	11	26	14
Total operating expenses	4,129	4,494	8,228	8,978
Operating profit	938	1,224	1,863	2,331
Finance costs	554	548	1,081	1,071
Finance income	(21)	(27)	(35)	(49)
Other non-operating losses/(gains)	(59)	(43)	(22)	(17)
Shares of loss of associates and joint ventures accounted for using the equity method	6	18	43	83
Net foreign exchange (gain)/ loss	(21)	(34)	71	(62)
Profit before tax	479	762	725	1,305
Income tax expense	421	204	594	417
Profit for the period	58	558	131	888
Non-controlling interest	(42)	(15)	(8)	(93)
Net income attributable to VimpelCom shareholders	100	573	139	981

VimpelCom Ltd. 2Q 2014 | 21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 June 2014	31 March 2014
Assets
Non-current assets
Property and equipment	14,935	14,537
Intangible assets	9,290	9,296
Goodwill	14,061	13,937
Investments in associates and joint ventures	417	400
Deferred tax asset	355	321
Income Tax advances, non-current	51	34
Financial assets	141	241
Other non-financial assets	17	16
Total non-current assets	39,267	38,782
Current assets
Inventories	202	172
Trade and other receivables	2,364	2,302
Other non-financial assets	905	816
Current income tax asset	288	259
Other financial assets	298	460
Cash and cash equivalents	5,505	4,540
Total current assets	9,562	8,549
Assets classified as held for sale	157	147
Total assets	48,986	47,478
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	8,578	8,424
Non-controlling interests	(651)	(644)
Total equity	7,927	7,780
Non-current liabilities
Debt	25,746	24,581
Other financial liabilities	538	1,150
Provisions	476	418
Other non-financial liabilities	442	432
Deferred tax liability	1,766	1,537
Total non-current liabilities	28,968	28,118
Current liabilities
Trade and other payables	4,367	4,205
Debt	3,276	2,812
Other financial liabilities	450	435
Other non-financial liabilities	2,213	2,062
Current income tax payable	111	136
Provisions	1,610	1,865
Total current liabilities	12,027	11,515
Liabilities associated with assets held for sale	64	65
Total equity and liabilities	48,986	47,478

VimpelCom Ltd. 2Q 2014 | 22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	2Q14	2Q13	1H14	1H13
Operating activities
Profit after tax	58	558	131	888
Income Tax Expenses	421	204	594	417
Profit before tax	479	762	725	1,305
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	742	748	1,500	1,514
Amortization	379	438	773	892
Impairment loss	2	4	2	22
Loss From Disposal Of Non Current Assets	15	11	26	14
Finance income	(21)	(27)	(35)	(49)
Finance cost	554	548	1,081	1,071
Other Non Operating Losses / (Gains)	(59)	(43)	(22)	(17)
Net Foreign Exchange Loss / (Gain)	(21)	(34)	71	(62)
Share Of Loss Of Associates And Joint Ventures	6	18	43	83
Movements in provisions and pensions	11	25	39	52
Changes in working capital	(171)	(268)	(233)	(562)
Net interest paid	(549)	(443)	(1,201)	(1,024)
Income tax paid	(265)	(347)	(499)	(573)
Net cash from operating activities	1,102	1,392	2,270	2,666
Proceeds from sale of property, plant and equipment and intangible assets	4	7	6	33
Purchase of property, plant and equipment and intangible assets	(1,217)	(751)	(2,391)	(1,641)
Payments on deposits and loans granted	153	4	112	(180)
Disposal of subsidiaries, ner cash disposed		54		54
Other		9	2	3
Net cash used in investing activities	(1,060)	(677)	(2,271)	(1,731)
Gross proceeds from borrowings	8,179	1,716	9,174	3,728
Repayment of borrowings	(7,219)	(2,822)	(8,004)	(3,056)
Dividends paid to equity holders		(2,001)	(10)	(3,281)
Share capital issued and paid		1,392		1,392
Acquisition of non-controling interest		(12)		(12)
Net cash from financing activities	960	(1,727)	1,160	(1,229)
Net increase in cash and cash equivalents	1,002	(1,012)	1,159	(294)
Net foreign exchange difference	(37)	(1)	(108)	(104)
Cash and cash equivalent at beginning of period	4,540	5,564	4,454	4,949
Cash and cash equivalent at end of period	5,505	4,551	5,505	4,551

VimpelCom Ltd. 2Q 2014 | 23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	34	37	(6%)		68	71	(4%)
Mobile service revenue	34	37	(6%)		68	71	(4%)
EBITDA	19	22	(15%)		38	42	(10%)
EBITDA margin	54.5%	60.1%	(5.6	pp)	55.9%	59.7%	(3.8	pp)
Capex[1] (USD mln)	162	17	853%		222	37	501%
Capex / Revenue	37%	4%			26%	4%
Mobile
Customers (mln)	17.5	16.8	4%
ARPU (DZD)	648	727	(11%)
MOU (min)	202	278	(27%)

PAKISTAN

PKR bln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	26	29	(8%)		52	56	(6%)
Mobile service revenue	25	28	(8%)		50	54	(7%)
EBITDA	10	12	(16%)		20	24	(14%)
EBITDA margin	38.9%	42.8%	(3.9	pp)	39.2%	42.5%	(3.3	pp)
Capex[1] (USD mln)	110	39	181%		165	48	243%
Capex / Revenue	41%	13%			32%	8%
Mobile
Customers (mln)	38.8	37.1	4%
ARPU (PKR)	214	249	(14%)
MOU (min)	230	233	(1%)

BANGLADESH

BDT bln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	11	10	9%		21	19	10%
Mobile service revenue	11	10	8%		21	19	9%
EBITDA	4	4	12%		8	8	6%
EBITDA margin	38.2%	36.8%	1.4	pp	37.6%	39.2%	(1.6	pp)
Capex[1] (USD mln)	43	13	229%		69	25	178%
Capex / Revenue	30%	10%			25%	10%
Mobile
Customers (mln)	29.8	27.1	10%
ARPU (BDT)	121	126	(4%)
MOU (min)	201	198	1%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	24	20	19%		46	20	128%
EBITDA	7	6	22%		16	6	173%
EBITDA margin	30.9%	29.9%	1.0	pp	36.7%	30.0%	6.7	pp
Mobile
Customers (mln)	4.3	4.2	2%

SEA (CONSOLIDATED)

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	8	8	1%		16	20	(18%)
EBITDA	3	3	6%		5	2	196%
EBITDA margin	37.7%	35.7%	2.0	pp	32.9%	9.1%	23.8	pp
Mobile
Customers (mln)	0.3	0.3	(5%)

1)	CAPEX excluding licenses

VimpelCom Ltd. 2Q 2014 | 24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	33,920	31,300	8%		64,374	59,950	7%
Mobile service revenue	30,131	28,343	6%		57,108	54,472	5%
Fixed-line service revenue	3,748	2,940	27%		7,188	5,420	33%
EBITDA	16,532	14,991	10%		31,090	28,364	10%
EBITDA margin	48.7%	47.9%	0.8	pp	48.3%	47.3%	1.0	pp
Capex (USD mln)	17	37	(53%)		27	62	(57%)
Capex / Revenue	9%	18%			7%	16%
Mobile
Customers (mln)	9.6	8.8	9%
ARPU (KZT)	1,058	1,101	(4%)
MOU (min)	326	300	9%

UZBEKISTAN

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	179	167	7%		342	324	6%
Mobile service revenue	176	164	7%		337	319	6%
Fixed-line service revenue	2	2	(12%)		3	4	(8%)
EBITDA	115	108	6%		220	210	5%
EBITDA margin	64.2%	64.7%	(0.5	pp)	64.3%	64.9%	(0.6	pp)
Capex (USD mln)	10	35	(71%)		31	94	(67%)
Capex / Revenue	6%	21%			9%	29%
Mobile
Customers (mln)	10.4	10.2	2%
ARPU (USD)	6	5	6%
MOU (min)	531	472	13%

ARMENIA

AMD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	14,136	14,485	(2%)		27,808	28,664	(3%)
Mobile service revenue	6,033	6,189	(3%)		11,551	11,928	(3%)
Fixed-line service revenue	7,811	8,173	(4%)		15,577	16,295	(4%)
EBITDA	5,239	5,901	(11%)		10,236	11,452	(11%)
EBITDA margin	37.1%	40.7%	(3.6	pp)	36.8%	40.0%	(3.2	pp)
Capex (USD mln)	2	2	32%		4	3	17%
Capex / Revenue	7%	5%			5%	5%
Mobile
Customers (mln)	0.7	0.7	4%
ARPU (AMD)	2,752	2,446	(1%)
MOU (min)	382	353	8%

TAJIKISTAN

USD mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	37	38	(3%)		68	68	0%
Mobile service revenue	37	37	(1%)		68	66	3%
EBITDA	14	20	(28%)		29	32	(11%)
EBITDA margin	38.5%	52.0%	(13.5	pp)	42.2%	47.9%	(5.7	pp)
Capex	3	5	(27%)		5	8	(39%)
Capex / Revenue	9%	12%			7%	12%
Mobile
Customers (mln)	1.3	1.2	5%
ARPU (USD)	10	10	(8%)
MOU (min)	283	263	8%

VimpelCom Ltd. 2Q 2014 | 25

GEORGIA

GEL mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	31	36	(12%)		64	69	(7%)
Mobile service revenue	30	32	(8%)		59	62	(5%)
Fixed-line service revenue	1	2	(67%)		2	4	(41%)
EBITDA	8	11	(29%)		16	20	(19%)
EBITDA margin	25.2%	31.0%	(5.8	pp)	25.7%	29.5%	(3.8	pp)
Capex (USD mln)	3	2	51%		5	2	92%
Capex / Revenue	16%	9%			13%	6%
Mobile
Customers (mln)	1.1	1.0	14%
ARPU (GEL)	9	11	(19%)
MOU (min)	226	251	(10%)

KYRGYZSTAN

KGZ mln	2Q14	2Q13	YoY		1H14	1H13	YoY
Total operating revenue	2,330	2,458	(5%)		4,318	4,552	(5%)
Mobile service revenue	2,322	2,443	(5%)		4,297	4,520	(5%)
EBITDA	1,234	1,380	(11%)		2,134	2,449	(13%)
EBITDA margin	53.0%	56.1%	(3.1	pp)	49.4%	53.8%	(4.4	pp)
Capex (USD mln)	6	8	(30%)		9	9	(7%)
Capex / Revenue	13%	16%			11%	10%
Mobile
Customers (mln)	2.6	2.3	12%
ARPU (KGZ)	297	355	(16%)
MOU (min)	294	280	5%

CANADA: COUNTRY DETAIL

Mobile	2Q14	2Q13	YoY
Customers (mln)	0.7	0.6	20%
ARPU (CAD)	31.6	28.3	12%

VimpelCom Ltd. 2Q 2014 | 26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	2Q14	2Q13	1H14	1H13
Unaudited
EBITDA	2,076	2,425	4,164	4,773
Depreciation	(742)	(748)	(1,500)	(1,514)
Amortization	(379)	(438)	(773)	(892)
Impairment loss	(2)	(4)	(2)	(22)
Loss on disposals of non-current assets	(15)	(11)	(26)	(14)
EBIT	938	1,224	1,863	2,331
Financial Income and Expenses	(533)	(521)	(1,046)	(1,022)
- including finance income	21	27	35	49
- including finance costs	(554)	(548)	(1,081)	(1,071)
Net foreign exchange gain / (loss) and others	74	59	(92)	(4)
- including Other non-operating gains / (losses)	59	43	22	17
- including Shares of loss of associates and joint ventures accounted for using the equity method	(6)	(18)	(43)	(83)
- including Net foreign exchange gain / (losses)	21	34	(71)	62
EBT	479	762	725	1,305
Income tax expense	(421)	(204)	(594)	(417)
Profit for the year	58	558	131	888
Profit/(loss) for the year attributable to non-controlling interest	(42)	(15)	(8)	(93)
Profit for the year attributable to the owners of the parent	100	573	139	981

VimpelCom Ltd. 2Q 2014 | 27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	2Q13	1Q14	2Q14
Net debt	22,622	22,434	23,242
Cash and cash equivalents	4,551	4,540	5,505
Long-term and short-term deposits	213	419	275
Gross debt	27,386	27,393	29,022
Interest accrued related to financial liabilities	574	434	432
Unamortised fair value adjustment under acquisition method of accounting	718	625	111
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	38	17	(139)
Derivatives not designated as hedges	474	238	265
Derivatives designated as hedges	172	271	319
Total other financial liabilities	29,362	28,978	30,010

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	2Q14	2Q13	YoY	2Q14	1Q14	YoY
Russian Ruble	35.00	31.62	(9.7%)	33.63	35.69	6.1%
Euro	0.73	0.77	5.0%	0.73	0.73	(0.1%)
Algerian Dinar	78.95	79.14	0.2%	79.25	78.54	(0.9%)
Pakistan Rupee	98.29	98.49	0.2%	98.72	98.19	(0.5%)
Bangladeshi Taka	77.57	77.88	0.4%	77.60	77.60	0.0%
Ukrainian Hryvnia	11.70	7.99	(31.7%)	11.82	10.95	(7.4%)
Kazakh Tenge	182.63	151.14	(17.2%)	183.51	182.04	(0.8%)
Armenian Dram	412.87	414.74	0.5%	407.28	413.31	1.5%
Kyrgyz Som	53.07	48.30	(9.0%)	52.06	54.48	4.6%

1)	Functional currencies in Tajikistan and Uzbekistan are USD

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1H14	1H13	YoY
Total Revenue	2,290	2,495	(8%)
EBITDA	865	936	(8%)
D&A	(612)	(631)	(3%)
EBIT	253	305	(17%)
Financial Income and expenses	(695)	(430)	61%
EBT	(442)	(126)	n.m.
Income Tax	39	(47)	n.m.
Net loss	(403)	(173)	n.m.

VimpelCom Ltd. 2Q 2014 | 28

ATTACHMENT E: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue.

Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed broadband customers based on the number of active contracts signed, mobile broadband include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For CIS subsidiaries mobile broadband customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

VimpelCom Ltd. 2Q 2014 | 29

MFS (Mobile financial services): mobile commerce or m-commerce, encapsulates a variety of innovative services that use a mobile phone as the primary payment user interface. With this technology mobile customers can conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all customers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and customers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total customers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Africa & Asia Business Unit measures MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Africa & Asia, Ukraine and CIS based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 2Q 2014 | 30

2Q 2014 Presentation

Amsterdam - August 6, 2014

Jo Lunder – CEO
Andrew Davies – CFO

© VimpelCom Ltd 2014

VimpelCom

1

2Q 2014 Presentation Amsterdam - August 6, 2014 Jo Lunder - CEO Andrew Davies - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to, among other things, the Company's anticipated performance, its expectation to close and derive benefits from the Algeria transaction, anticipated interest cost savings, its 2014 annual targets, operational and network development and anticipated benefits from network investment, and the Company's ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.
VimpelCom reports 2Q14 results EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures Operating cash flow = EBITDA minus CAPEX (excl. licenses) Service revenue (USD billion) 4.9 Mobile customers (million) 221 EBITDA (USD billion) 2.1 EBITDA margin1 (%) 41.0 Service revenue organic decline 5% YoY Mobile customers increased by 5.2 million YoY EBITDA organic decline 9% YoY Solid EBITDA margin, down 1.4 p.p. YoY Resilient cash flow2 of USD 1.1 billion
Key recent developments Resolution in Algeria, on track for closing by end of 2014 Successful WIND refinancing 3G launched in Algeria and Pakistan Strengthened management team VimpelCom's Annual General Meeting elected new Supervisory Board 2014 targets confirmed
Algeria resolution and WIND refinancing enhance earnings Refinanced EUR 8.0 billion of WIND's debt, annual interest savings of ~USD 0.4 billion Funded by: EUR 0.5 billion cash injection by VimpelCom EUR 3.8 billion new Senior Notes EUR 4.1 billion new Senior Secured Notes USD 4.0 billion net proceeds from Algeria resolution targeted for debt repayment, annual interest savings of ~USD 0.3 billion Total annual net income improvement of ~USD 0.5 billion

Business Units Performance

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VimpelCom

Business Units Performance

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue
-4% YoY
70.4
12.4
58.0
67.3
12.4
54.9
2Q13
2Q14
Mobile
Fixed-line

Mobile customers
(million)
-1% YoY
57.1
56.3
2Q13
2Q14
Mobile

EBITDA and EBITDA margin
-10% YoY
31.5
42.7%
28.5
41.4%
2Q13
2Q14
Total

CAPEX and CAPEX/revenue
+22% YoY
11.3
15%
13.7
20%
2Q13
2Q14
Total

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(CHART) (CHART) (CHART) RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -4% YoY EBITDA and EBITDA margin CAPEX and CAPEX/revenue -10% YoY Russia: Expected YoY pressure on results, while investing in high-speed data network and distribution Mobile data revenue grew 17% YoY Mobile service revenue decreased 5% YoY, driven by measures taken to improve Customer Experience EBITDA margin decreased 1.3 pp due to lower revenue and investments in network and owned monobrand stores CAPEX increased due to investments in 3G and 4G/LTE networks +22% YoY Mobile customers (million) 70.4 67.3 (CHART) Total Total Mobile -1% YoY
Offering the option of multiple SIM cards for one account, making it convenient for customers to manage their data account across multiple devices Shared data service Russia: Improved network quality and customer experience Demand driven investments Offering 4G/LTE in 22 regions Avg. download speed 3.5 Mb/s1 in Moscow & Moscow Oblast, 2.8 Mb/s1 in Russia Moscow: #1 in voice quality & #2 in mobile data speed #1 or #2 in 75% of regions1 in mobile data speed Continued investments in high- speed data networks Company estimates Best value for money 4G/LTE smartphone in the market RUB 7,990 Co-branded Alcatel handset In combination with bundled tariff plans only 4G/LTE co-branded smartphone

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue
+4% QoQ
64.6
67.3
12.2
12.4
52.4
54.9
1Q14
2Q14
Mobile
Fixed-line

Mobile customers
(million)
+2% QoQ
55.0
56.3
1Q14
2Q14
Mobile

EBITDA and
EBITDA margin
+7% QoQ
26.5
28.5
40.1%
41.4%
1Q14
2Q14
Total

Annualized Churn
-15pp QoQ
68%
53%
1Q14
2Q14
Total

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(CHART) (CHART) (CHART) (CHART) RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line +4% QoQ EBITDA and EBITDA margin Annualized Churn +7% QoQ Positive QoQ developments in Russia Results of actions taken to improve customer experience Relative outperformance QoQ versus competition 1.3 million new mobile customers QoQ Annualized churn decreased to 53%, the lowest level in 3 years Net Promoter Score improved relative to competitors Improving market position QoQ in mobile data customers YoY pressure on results expected to continue for remainder of 2014, but with improving trend by 4Q14 -15pp QoQ Mobile customers (million) +2% QoQ 64.6 67.3 Total Total Mobile

Italy: Continued market outperformance

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-10% YoY
1,159
1,035
1,039
330
306
303
828
729
737
2Q13
1Q14
2Q14
Mobile
Fixed-line

Mobile customers
(million)

-2% YoY
22.3
21.9
2Q13
2Q14
Mobile

EBITDA and EBITDA margin

-8% YoY
475
430
435
37.5%
37.6%
38.0%
2Q13
1Q14
2Q14
Total

CAPEX and CAPEX/revenue

-5% YoY
183
173
14%
15%
2Q13
2Q14
Total

VimpelCom

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Italy: Continued market outperformance EUR MILLION, UNLESS STATED OTHERWISE Increased mobile market share, without aggressive pricing Best in class Net Promoter Score Annualized churn reduced to 30%, the lowest in more than 2 years Strong mobile data revenue growth of 18% YoY Mobile data customers up 27% YoY to 9.7 million EBITDA margin improved due to strong cost management Market expected to remain challenging in 2014 but with improving trend in 2H14 (CHART) Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue -5% YoY Mobile customers (million) (CHART) 1,159 1,035 1,039 (CHART) (CHART) -10% YoY -2% YoY -8% YoY Mobile Fixed-line Mobile Total Total

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

-4% YoY
900
830
860
2Q13
1Q14
2Q14

Mobile customers
(million)

+6% YoY
85.6
90.6
2Q13
2Q14

EBITDA and EBITDA margin

-11% YoY
441
399
392
48.5%
47.1%
44.6%
2Q13
1Q14
2Q14

CAPEX and CAPEX/revenue

+358% YoY
300¹
316
69
8%
36%
2Q13
2Q14

11

VimpelCom

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(CHART) Africa & Asia: Investments in 3G networks to drive future revenue growth USD MILLION, UNLESS STATED OTHERWISE Revenue and EBITDA organically declined, mainly due to Algeria and Pakistan Mobile customer growth of 5.0 million YoY supported by strong additions in Bangladesh and solid growth in Algeria and Pakistan Investments in high-speed data: 3G network roll-out in Algeria and Bangladesh 3G license and network roll-out as well as network modernization in Pakistan Commercial launch of 3G services in Algeria and Pakistan in July 2014 Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue +358% YoY Mobile customers (million) (CHART) (CHART) (CHART) -4% YoY +6% YoY 3001 -11% YoY Note: Africa & Asia business unit includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and Laos Amount related to the 3G license in Pakistan
Resolution in Algeria: VimpelCom maintains management control with a strong and committed local partner Djezzy proven to be the preferred choice of Algerians with its superior network quality, best customer service and unique commercial offers Algeria: Successful 3G launch, supporting the return to growth and market share stabilization in 2H14 Successful 3G launch 3G services in the seven main provinces, including the capital, 40% coverage of revenue market EoY14: 19 provinces coverage EoY15: national coverage 3G offers for high-value customers High-end postpaid bundle (voice& data), packaged with a smartphone More than 100K customers in the first month of launch Other Unique 3G offer Amigo: weekly data pack, 200 Mb for DZD 150, including unlimited access to social networks

Bangladesh: Successful turnaround and 3G launched

Mobile service revenue growth YoY (%)

-13%
-14%
-15%
-15%
10%
8%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

Customer growth YoY (%)

3G Coverage in all 64 regions

3G

3G handsets with bundle

- High growth potential as smartphone penetration currently only 2%

MFS growth opportunities

- Ticketing
- Payments
- Remittance
- Mobile money transfer

VimpelCom

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Bangladesh: Successful turnaround and 3G launched (CHART) (CHART) 3G Coverage in all 64 regions 3G handsets with bundle MFS growth opportunities High growth potential as smartphone penetration currently only 2% Ticketing Payments Remittance Mobile money transfer
Pakistan: Addressing the underperformance Issues: Challenging political and macro-economic environment Aggressive competition on pricing of bundles and on-net offers Network congestion limiting our pricing flexibility Delay of network modernization Actions: Jeffrey Hedberg appointed as CEO 3G launched in 11 cities Network modernization to be completed by 1Q15 Enhancing bundles to reduce price premium New promotions and retention campaigns Aggressive retail footprint rollout to fuel MFS revenue growth

Ukraine: Transformation on track in a difficult environment

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

-4% YoY
3.2
0.3
2.9
3.0
0.3
2.7
3.0
0.3
2.7
2Q13
1Q14
2Q14
Mobile
Fixed-line

Mobile customers
(million)

-1% YoY
25.6
25.4
2Q13
2Q14
Mobile

EBITDA and EBITDA margin

-12% YoY
1.5
48.0%
1.4
48.6%
1.3
44.5%
2Q13
1Q14
2Q14
Total

CAPEX and CAPEX/revenue

-8% YoY
383
12%
354
12%
2Q13
2Q14
Total

VimpelCom

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Ukraine: Transformation on track in a difficult environment UAH BILLION, UNLESS STATED OTHERWISE Transformation program on track, showing improving NPS and declining churn Financial results negatively impacted by customer's more conservative spending Mobile data revenue growth 11% YoY EBITDA declined due to doubling of frequency fees and higher utility costs Resilient cash flow, facilitating regular dividend upstreams, with cash flow margin of 33% Environment expected to remain challenging in 2014 (CHART) Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue -8% YoY Mobile customers (million) (CHART) 3.2 3.0 3.0 (CHART) (CHART) -4% YoY -1% YoY -12% YoY Mobile Fixed-line Total Total Mobile

CIS: Continued organic growth

USD MILLION, UNLESS STATED OTHERWISE

Service revenue
-4% YoY
480
434
461
41
40
41
439
394
420
2Q13
1Q14
2Q14
Mobile
Fixed-line
Mobile customers
(million)
+6% YoY
24.2
25.7
2Q13
2Q14
Mobile
EBITDA and
EBITDA margin
-4% YoY
240
217
231
49.8%
49.6%
49.8%
2Q13
1Q14
2Q14
Total
CAPEX and
CAPEX/revenue
-53% YoY
89
42
18%
9%
2Q13
2Q14
Total

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CIS: Continued organic growth USD MILLION, UNLESS STATED OTHERWISE Mobile service revenue increased organically 5% YoY Mobile data revenue growth of 24% YoY Mobile customers increased by 1.5 million YoY, primarily due to the growth in Kazakhstan EBITDA increased 5% organically YoY, mainly due to Kazakhstan and Uzbekistan CAPEX decline due to phasing of investments in Kazakhstan and Uzbekistan and high CAPEX for capacity in Uzbekistan in prior year Note: CIS business unit includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia (CHART) Service revenue EBITDA and EBITDA margin CAPEX and CAPEX/revenue -53% YoY Mobile customers (million) (CHART) 480 434 461 (CHART) (CHART) -4% YoY +6% YoY -4% YoY Mobile Fixed-line Total Total Mobile

Successful turnaround in Kazakhstan

Mobile service revenue growth YoY (%)

-1%
-1%
1%
2%
3%
6%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

Customer growth YoY (%)

2%
4%
5%
7%
8%
9%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14

3G Coverage

▪ 3G coverage ▪ 2G coverage

Best value proposition

New products or initiatives

VimpelCom

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Successful turnaround in Kazakhstan (CHART) (CHART) 3G Coverage Best value proposition New products or initiatives 3G coverage 2G coverage 3G download speed 2 Mb/s >220 cities covered by 3G: ~60% population ~3% territory 92% 2G pop. coverage New data portfolio launch and core bundle "Gigabyte+" promotion FreeStyle Lite price plan value extension Samsung Galaxy S in combination with bundled tariff plan only Auto payments via credit card
Financial Highlights
Financial performance negatively impacted by FX Net income attributable to VimpelCom shareholders EBITDA declined organically 9% YoY, due to higher infrastructure and distribution costs in Russia, increasing frequency and utility costs in Ukraine and 3G investments in the Africa & Asia BU Revenue declined organically 6% YoY, mainly due to continued market weakness in Italy, underperformance and market slowdown in Russia, Ukraine and Pakistan and 3G delay in Algeria Declining amortization of intangible assets associated with the Wind Telecom acquisition Mainly due to non-cash charges related to the refinancing of WIND and non-deductible interest expenses in Italy USD million 2Q14 2Q13 YoY Revenue 5,067 5,718 (11%) of which service revenue 4,861 5,440 (11%) EBITDA 2,076 2,425 (14%) EBITDA Margin 41.0% 42.4% (1.4 p.p.) D&A/Other (1,138) (1,201) (5%) EBIT 938 1,224 (23%) Financial expenses (533) (521) 2% FOREX and Other 74 59 25% Profit before tax 479 762 (37%) Tax (421) (204) n.m. Non-controlling interest 42 15 n.m. Net income1 100 573 n.m.
Resilient cash flow Mainly due to improvements in trade working capital Investments in high-speed data networks and 3G license in Pakistan WIND refinancing and drawdowns under credit facilities in 2Q14; repayment of Eurobond by OJSC VimpelCom for USD 801 million in 2Q13 USD 2.0 billion in dividend payments in 2Q13, partly offset by the receipt of USD 1.4 billion for the conversion by Altimo of 128 million preferred shares Accelerated interest payment related to bonds repaid with WIND refinancing USD million 2Q14 2Q13 YoY EBITDA 2,076 2,425 (349) Changes in working capital and other (160) (243) 83 Net interest paid (549) (443) (106) Income tax paid (265) (347) 82 Net cash from operating activities 1,102 1,392 (290) Net cash used in investing activities (1,060) (677) (383) Net proceeds from borrowings 960 (1,106) 2,066 Dividends paid to equity holders net of share capital issued and paid - (621) 621 Net cash from financing acitivities 960 (1,727) 2,687 Net increase in cash and cash equivalents 1,002 (1,012) 2,014

Improved maturity profile

USD billion
WIND new SSN 2020
Proceeds of new SSN used for repayment SSN 2018
Proceeds of new SSN used for repayment SFA
Wind
GTH
VimpelCom/OJSC
1.3
2.7
2.1
(0.2)
2.2
(0.6)
(4.4)
2.1
3.4
6.3
5.6
6.1
1.5
1.2
2014
2015
2016
2017
2018
2019
2020
2021
2022
>2022

Debt composition by currency[2]

$29.0bn
51%
30%
17%
2%
Euro
USD
RUB
Other

Net Debt/ EBITDA[3]	Gross Debt/ EBITDA[3]	Average Cost of Debt 2Q14	EBITDA[3] / Financial income and expenses
2.6	3.3	7.1%	4.3

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(CHART) Improved maturity profile USD billion Pro-forma group debt maturity schedule as at 30 June 20141 Net Debt/ EBITDA3 Gross Debt/ EBITDA3 EBITDA3 / Financial income and expenses 4.3 Average Cost of Debt 2Q14 7.1% 3.3 2.6 Debt composition by currency2 $29.0bn The WIND Group refinancing in July 2014 has been reflected as a pro-forma adjustment in the graph After effect of cross currency swaps. Gross debt excluding effect of cross currency swaps is $29.0bn but composition per currency will be different Normalized LTM EBITDA excluding one-off charges related to the Algeria resolution Available headroom: VimpelCom: USD 1.6 bln; OJSC: RUB 15 bln (USD ~0.4 bln); WIND: EUR 200 mln (USD ~0.3 bln) (CHART)

2014 targets confirmed

	Targets[1] 2014	
Revenue	Low to mid single digit decline YoY	✓
EBITDA	Low to mid single digit decline YoY	✓
Leverage (Net Debt / EBITDA)	~2.4x	✓
CAPEX excl. licenses / Revenue	~21%	✓

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2014 targets confirmed Revenue CAPEX excl. licenses / Revenue Leverage (Net Debt / EBITDA) 1. The annual targets for 2014 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes EBITDA Targets1 2014 Low to mid single digit decline YoY ~21% ~2.4x Low to mid single digit decline YoY ^ ^ ^ ^
Conclusion
Conclusion Results impacted by operational performance and macro economics in Russia, Ukraine and Pakistan, market weakness in Italy and 3G delay in Algeria Focus on investments in quality networks and customer experience demonstrating clear results Transformation in Russia and Ukraine on track Strengthening position in Italy, Bangladesh and CIS Net income improvement of USD 0.5 billion per annum from expected favorable resolution in Algeria and successful refinancing of WIND Successfully launched 3G in Algeria Strong cash flow generation, used to invest in high-speed data networks Strengthened management team
Q&A
Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com Install VimpelCom's App iPad App Visit our awards winning website www.vimpelcom.com
Thank you!
Appendices

Debt and cash

27,393
4,959
22,434
309
549
384
265
1,217
171
(2,087)
23,242
5,780
29,022
Opening gross debt 2Q14
Opening cash and deposits
Opening net debt
Net FX effect (cash+debt)
Net interest
other
Cash tax
Cash CAPEX
Change in working capital
Operations Cash Flow
Closing net debt
Closing cash and deposits
Closing gross debt 2Q14

Net cash flow from operating activities
(USD billion)

1.3
1.4
1.7
2.0
1.2
1.1
6.4
6.0
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
FY13
LTM 2Q14

During 2Q14:

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(CHART) Debt and cash During 2Q14: VimpelCom: Alfa Bank loans USD 1.0 billion VimpelCom: repayment bond USD 0.2 billion Wind: refinancing (new senior notes USD 5.2 billion; repayment senior notes and PIK notes USD 5.0 billion) PMCL: new funding for license USD 0.2 billion Available headroom under committed revolving credit facilities as at the end of June 2014: VimpelCom: USD 1.65 billion OJSC: RUB 15 billion (USD 446 million) Wind: EUR 200 million (USD 274 million) Net cash flow from operating activities (USD billion) Consolidated cash and net debt development Actual 2Q14 (USD million) (CHART)
Currency FX rates versus USD Algeria DZD 81 Armenia AMD 420 Bangladesh BDT 80 Canada CAD 1.05 Egypt EGP 8.0 Georgia GEL 1.7 Italy EUR 0.80 Kazakhstan KZT 155 Kyrgyzstan KGS 47 Laos LAK 8,000 Pakistan PKR 110 Russia RUB 32 Ukraine UAH 9.5 Zimbabwe ZWD 325 FOREX rates used in annual targets for 2014

Revenue and EBITDA development in 2Q14

	2Q14			
	Revenue YoY		EBITDA YoY	
	Organic	Reported	Organic	Reported
Russia	(7%)	(16%)	(10%)	(18%)
Italy	(9%)	(5%)	(8%)	(4%)
Africa & Asia	(4%)	(3%)	(11%)	(11%)
Ukraine	(5%)	(35%)	(12%)	(40%)
CIS	5%	(4%)	5%	(4%)
Consolidated	**(6%)**	**(11%)**	**(9%)**	**(14%)**

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Russia Italy Africa & Asia Ukraine CIS Consolidated Revenue YoY Revenue YoY EBITDA YoY EBITDA YoY Organic Reported Organic Reported (7%) (16%) (10%) (18%) (9%) (5%) (8%) (4%) (4%) (3%) (11%) (11%) (5%) (35%) (12%) (40%) 5% (4%) 5% (4%) (6%) (11%) (9%) (14%) Revenue and EBITDA development in 2Q14 2Q14
Source: National Banks of the respective countries, Company calculations FOREX development RATES OF FUNCTIONAL CURRENCY TO USD
Reconciliation of EBITDA
Reconciliation of consolidated net debt

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Europe and North America

Italy

BU Africa and Asia

Algeria

Pakistan

Bangladesh

Sub Saharan Africa

SEA

BU Ukraine

Ukraine

BU CIS

Kazakhstan

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		2Q14	2Q13	YoY	2Q14	1Q14	Delta
Russian Ruble	RUB	35.00	31.62	(9.7%)	33.63	35.69	6.1%
Euro	EUR	0.73	0.77	5.0%	0.73	0.73	(0.1%)
Algerian Dinar	DZD	78.95	79.14	0.2%	79.25	78.54	(0.9%)
Pakistan Rupee	PKR	98.29	98.49	0.2%	98.72	98.19	(0.5%)
Bangladeshi Taka	BDT	77.57	77.88	0.4%	77.60	77.60	0.0%
Ukrainian Hryvnia	UAH	11.70	7.99	(31.7%)	11.82	10.95	(7.4%)
Kazakh Tenge	KZT	182.63	151.14	(17.2%)	183.51	182.04	(0.8%)
Armenian Dram	AMD	412.87	414.74	0.5%	407.28	413.31	1.5%
Kyrgyz Som	KGZ	53.07	48.30	(9.0%)	52.06	54.48	4.6%
Georgian Lari	GEL	1.76	1.65	(6.2%)	1.77	1.75	(1.1%)

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	FY12	FY13*
Total operating revenue	5,591	5,718	5,685	5,552	5,024	5,067	23,061	22,546
Service revenue	5,313	5,449	5,477	5,290	4,810	4,861	22,122	21,531
EBITDA	2,348	2,425	2,474	1,013	2,088	2,076	9,768	8,260
EBITDA margin (%)	42.0%	42.4%	43.5%	18.2%	41.6%	41.0%	42.4%	36.6%
EBIT	1,107	1,224	1,233	(3,218)	925	938	4,171	346
Profit/(Loss) before tax**	543	762	665	(3,994)	246	479	2,282	(2,024)
Net income/(loss)**	408	573	255	(3,861)	39	100	1,539	(2,625)
Capital expenditures (CAPEX)	755	791	1,040	1,720	736	1,331	4,120	4,306
CAPEX excluding licenses****	595	791	930	1,682	726	1,017	4,120	3,998
CAPEX excluding licenses / revenue	11%	14%	16%	30%	14%	20%	18%	18%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,753	1,634	1,544	(669)	1,362	1,059	5,648	4,262
OCF margin (%)	31%	29%	27%	(12%)	27%	21%	24%	19%

*	As a result of the succesful resolution in Algeria, as announced in the Company’s release issued on April 18, 2014, the following revisions were made to: (1) EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim (2) Net loss also to reflect the settlement of BofA claim and tax claims. In addition, EBITDA and CAPEX were affected by USD 0.07 bln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
**	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
***	The customer numbers for 2012 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
****	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

Customers (mln)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Russia	55.7	57.1	58.1	56.5	55.0	56.3	56.1	56.5
Italy	22.0	22.3	22.4	22.3	22.0	21.9	21.7	22.3
Algeria	16.6	16.8	17.0	17.6	17.6	17.5	16.7	17.6
Pakistan	36.3	37.1	37.4	37.6	38.2	38.8	36.1	37.6
Bangladesh	25.9	27.1	28.1	28.8	29.4	29.8	25.9	28.8
Ukraine	26.3	25.6	25.9	25.8	25.6	25.4	25.1	25.8
Kazakhstan	8.5	8.8	9.0	9.2	9.2	9.6	8.6	9.2
Uzbekistan	10.3	10.2	10.3	10.5	10.4	10.4	10.2	10.5
Armenia	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7
Tajikistan	1.2	1.2	1.2	1.3	1.3	1.3	1.1	1.3
Georgia	1.0	1.0	1.1	1.1	1.1	1.1	1.0	1.1
Kyrgystan	2.2	2.3	2.5	2.7	2.6	2.6	2.5	2.7
SSA	4.1	4.2	4.4	4.6	4.4	4.3	4.5	4.6
SEA	0.8	0.3	0.3	0.3	0.3	0.3	0.9	0.3
Canada	0.6	0.6	0.6	0.7	0.7	0.7	0.6	0.7
Total	212.3	215.4	219.2	219.6	218.4	220.6	211.7	219.6

Russia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	9,190	9,109
EBITDA	963	997	980	876	760	813	3,878	3,815
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	42.2%	41.9%
Capital expenditures (CAPEX)	220	355	395	852	325	392	1,630	1,822
CAPEX excluding licenses	220	355	395	852	315	378	1,630	1,822
Operating cash flow (EBITDA-CAPEX excluding licenses)	743	642	585	24	445	435	2,248	1,993
OCF margin (%)	32%	27%	25%	1%	23%	22%	24%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	1,911	1,937	1,902	1,786	1,540	1,604	7,630	7,536
Service revenue	1,776	1,833	1,854	1,730	1,500	1,569	7,278	7,193
Data Revenue	236	242	246	270	251	256	783	994
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	56.1	56.5
ARPU (USD)	10.6	10.8	10.6	10.1	8.9	9.3	n.a.	n.a.
Broadband customers using USB modems (mln)	2.7	2.7	3.0	3.1	3.2	3.3	2.7	3.1
Broadband ARPU (USD)	7.7	7.4	7.3	7.1	6.7	6.7	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	393	397	395	387	353	360	1,560	1,572
Service revenue	387	392	392	381	348	355	1,539	1,552
Broadband revenue	105	100	95	97	91	93	377	397
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.4	2.3
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	369	385
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	285,375	289,910
EBITDA	29,292	31,519	32,131	28,479	26,548	28,468	120,478	121,421
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	42.2%	41.9%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	50,699	58,792
CAPEX excluding licenses	6,711	11,264	12,946	27,871	11,145	13,218	50,699	58,792
Operating cash flow (EBITDA-CAPEX excluding licenses)	22,581	20,255	19,185	608	15,403	15,250	69,779	62,629
OCF margin (%)	32%	27%	25%	1%	23%	22%	24%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	58,117	61,254	62,395	58,087	53,805	56,133	236,922	239,852
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	225,988	229,020
Data Revenue	7,194	7,649	8,054	8,792	8,755	8,957	24,330	31,689
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	56.1	56.5
ARPU (RUB)	321	341	349	327	310	326	n.a.	n.a.
Broadband customers using USB modems (mln)	2.7	2.7	3.0	3.1	3.2	3.3	2.7	3.1
Broadband ARPU (RUB)	234	234	239	231	232	234	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	48,453	50,058
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	47,814	49,413
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	11,719	12,632
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.4	2.3
Broadband ARPU (RUB)	440	443	443	451	457	474	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	11,446	12,250
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3
FTTB ARPU (RUB)	443	446	443	450	457	473	n.a.	n.a.

Italy

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(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	5,427	4,983
EBITDA	461	475	507	500	430	435	2,062	1,943
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	38.0%	39.0%
Capital expenditures (CAPEX)*	298	183	153	291	137	173	1,000	924
CAPEX excluding licenses**	298	183	153	291	137	173	905	924
Operating cash flow (EBITDA-CAPEX excluding licenses)***	299	292	354	209	293	262	1,157	1,019
OCF margin (%)	24%	23%	28%	17%	26%	23%	21%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	888	927	926	907	827	832	3,958	3,648
Service revenue	815	828	839	800	729	737	3,677	3,282
Data Revenue	106	116	134	131	132	137	361	488
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.7	22.3
Broadband customers (mln)****	6.7	7.6	8.2	8.8	9.3	9.7	5.8	8.8
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	n.a.	n.a.
of which :
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	n.a.	n.a.
MOU (min.)	216	233	240	256	254	265	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	341	339	325	330	316	314	1,470	1,335
Service revenue	332	330	312	320	306	303	1,376	1,295
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	3.1	3.0
of which :
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.5	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.6	0.5
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	n.a.	n.a.
Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.3	2.2
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.8	1.9

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile broadband include customers that have performed at least one mobile Internet event in the previous month

Algeria

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	FY12	FY13
Total operating revenue	434	464	450	448	429	437	1,841	1,796
Service revenue	432	463	449	447	428	434	1,841	1,791
EBITDA	256	279	258	261	247	238	1,094	1,054
EBITDA margin (%)	59.1%	60.1%	57.2%	58.3%	57.6%	54.5%	59.5%	58.7%
Capital expenditures (CAPEX)	9	17	7	89	60	162	47	122
CAPEX excluding licenses	9	17	7	51	60	162	47	84
Data Revenue	1.8	2.0	2.5	2.1	2.6	2.4	5.8	8.4
Customers (mln)**	16.6	16.8	17.0	17.6	17.6	17.5	16.7	17.6
ARPU (USD)	8.6	9.2	8.4	8.6	8.1	8.2	n.a.	n.a.
MOU (min)	263	278	216	211	201	202	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	248	262	251	210	187	76	1,047	971
OCF margin (%)	57%	56%	56%	47%	44%	17%	57%	54%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	FY12	FY13
Total operating revenue	34.1	36.7	36.0	35.9	33.5	34.5	143.1	142.7
Service revenue	34.0	36.6	36.2	36.0	33.4	34.3	143.2	142.8
EBITDA	20.2	22.0	21.0	21.0	19.0	18.8	84.0	84.0
EBITDA margin (%)	59.2%	60.1%	57.2%	58.3%	57.6%	54.5%	59.5%	58.7%
Data Revenue	0.1	0.2	0.2	0.2	0.2	0.2	0.5	0.7
Customers (mln)**	16.6	16.8	17.0	17.6	17.6	17.5	16.7	17.6
ARPU (DZD)	677	727	680	689	628	648	n.a.	n.a.
MOU (min)	263	278	216	211	201	202	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off write off of BofA claim
**	Subscriber base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue.

This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.

Pakistan

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	278	289	259	240	251	268	1,132	1,066
Service revenue	268	280	250	231	241	256	1,123	1,029
EBITDA	117	125	111	89	99	104	488	442
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	43.1%	41.5%
Capital expenditures (CAPEX)	9	39	52	90	55	410	173	190
CAPEX excluding licenses	9	39	52	90	55	110	173	190
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	24.5	31.9
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	36.1	37.6
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	n.a.	n.a.
MOU (min)	228	233	222	222	213	230	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	315	252
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	28%	24%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	106.3	108.0
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	104.8	104.1
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	45.6	44.5
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	43.1%	41.5%
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	2.3	3.3
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	36.1	37.6
ARPU (PKR)	244	249	229	219	216	214	n.a.	n.a.
MOU (min)	228	233	222	222	213	230	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	n.a.	n.a.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	118	129	129	128	134	141	554	504
Service revenue	118	129	129	122	132	139	554	498
EBITDA	49	48	47	43	49	54	192	187
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	34.7%	37.1%
Capital expenditures (CAPEX)	12	13	127	131	27	43	126	282
CAPEX excluding licenses	12	13	17	131	27	43	126	172
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.8	13.1
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	25.9	28.8
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	n.a.	n.a.
MOU (min)	175	198	189	183	188	201	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	65	15
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	12%	3%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	9.3	10.1	10.0	10.0	10.0	10.9	45.0	39.4
Service revenue	9.0	10.0	10.0	9.5	10.2	10.8	45.0	38.5
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	16.0	14.6
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	34.7%	37.1%
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.55	1.02
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	25.9	28.8
ARPU (BDT)	119	126	121	110	117	121	n.a.	n.a.
MOU (min)	175	198	189	183	188	201	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	n.a.	n.a.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	396	401	420	394	335	259	1,676	1,611
EBITDA	194	192	208	186	162	115	859	781
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	51.3%	48.5%
Capital expenditures (CAPEX)	42	48	66	56	35	30	231	212
CAPEX excluding licenses	42	48	66	56	35	30	231	212
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	628	569
OCF margin (%)	38%	36%	34%	33%	38%	33%	37%	35%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	362	367	384	359	305	236	1,551	1,473
Service revenue	355	360	376	357	305	235	1,522	1,448
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	102.0	112.6
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	25.1	25.8
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	33	33	36	35	30	24	125	137
Service revenue	33	33	36	35	29	24	124	137
Broadband revenue	12	13	13	13	13	10	34	51
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.6	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	13,392	12,871
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	6,867	6,239
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	51.3%	48.5%
Capital expenditures (CAPEX)	336	383	525	447	305	354	1,848	1,690
CAPEX excluding licenses	336	383	525	447	305	354	1,848	1,690
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	995	5,019	4,549
OCF margin (%)	38%	36%	34%	33%	38%	33%	37%	35%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Net operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	12,397	11,768
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	12,152	11,579
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	816	900
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	25.1	25.8
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Net operating revenue	265	265	290	283	260	280	996	1,103
Service revenue	265	265	290	282	259	279	995	1,102
Broadband revenue	96	101	104	107	114	111	275	408
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.6	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	190	207	223	219	180	186	829	840
EBITDA	89	99	98	105	86	90	394	391
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	47.6%	46.5%
Capital expenditures (CAPEX)	25	37	39	58	9	17	166	159
CAPEX excluding licenses	25	37	39	58	9	17	166	159
Operating cash flow (EBITDA-CAPEX excluding licenses)	64	62	59	47	77	73	228	232
OCF margin (%)	34%	30%	26%	21%	42%	39%	27%	28%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	174	188	202	198	160	165	775	761
Service revenue	173	188	202	198	159	165	775	761
Data Revenue	21.5	21.3	22.6	25.7	23.4	21.5	66.8	91.1
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	8.6	9.2
Broadband customers using USB modems (mln) *	4.8	4.9	5.1	5.2	5.2	5.3	4.7	5.2
ARPU (USD)	7	7	7	7	6	6	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13.2%	10.8%	12.0%	12.9%	12.9%	10.9%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	17	19	21	21	20	21	55	78
Service revenue	16	19	21	21	20	21	54	77
Broadband revenue	9	9	8	9	9	8	20	34
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	18	17	17	18	16	14	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	28,650	31,300	34,068	33,730	30,453	33,920	123,665	127,748
EBITDA	13,373	14,991	14,966	16,105	14,558	16,532	58,814	59,435
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	47.6%	46.5%
Capital expenditures (CAPEX)	3,698	5,626	6,017	8,900	1,637	3,170	24,806	24,241
CAPEX excluding licenses	3,698	5,626	6,017	8,900	1,637	3,170	24,806	24,241
Operating cash flow (EBITDA-CAPEX excluding licenses)	9,676	9,364	8,949	7,205	12,921	13,362	34,006	35,194
OCF margin (%)	34%	30%	26%	21%	42%	39%	27%	28%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	26,149	28,383	30,911	30,513	27,009	30,167	115,543	115,956
Service revenue	26,129	28,343	30,882	30,482	26,976	30,131	115,438	115,835
Data Revenue	3,232	3,219	3,463	3,956	3,947	3,927	9,975	13,870
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	8.6	9.2
Broadband customers using USB modems (mln) *	4.8	4.9	5.1	5.2	5.2	5.3	4.7	5.2
ARPU (KZT)	1,012	1,101	1,141	1,110	975	1,058	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13.2%	10.8%	12.0%	12.9%	12.9%	10.9%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	2,500	2,917	3,208	3,217	3,444	3,753	8,129	11,842
Service revenue	2,480	2,940	3,147	3,214	3,440	3,748	8,050	11,781
Broadband revenue	1,280	1,315	1,289	1,439	1,514	1,502	2,941	5,323
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,651	2,600	2,597	2,707	2,685	2,632	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	FY12	FY13*
Total operating revenue	157	167	176	173	163	179	463	672
EBITDA	102	108	116	21	105	115	253	347
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	54.6%	51.5%
Capital expenditures (CAPEX)	59	35	65	-17	21	10	137	142
CAPEX excluding licenses	59	35	65	-17	21	10	137	142
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	73	51	38	84	104	116	205
OCF margin (%)	28%	44%	29%	22%	52%	58%	25%	31%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	155	165	174	171	161	177	455	665
Service revenue	154	164	174	171	161	176	451	663
Data Revenue	20.2	21.5	25.7	27.3	30.4	31.3	47.1	94.8
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.2	10.5
Broadband customers using USB modems (mln) **	5.0	5.0	5.3	5.4	5.4	5.3	4.8	5.4
ARPU (USD)	5.0	5.3	5.6	5.0	5.1	5.6	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12.7%	14.5%	13.9%	12.6%	12.2%	11.5%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	1.9	1.9	2.0	2.0	2.0	2.0	8.3	7.8
Service revenue	1.9	1.9	1.9	1.8	1.8	2.0	8.3	7.5
Broadband revenue	0.7	0.7	0.7	0.7	0.7	0.7	3.0	2.8
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	13.3	12.8	12.3	13.0	21.0	19.0	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses
**	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	35	35	37	38	33	34	158	145
EBITDA	14	14	16	13	12	13	63	57
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	39.8%	39.4%
Capital expenditures (CAPEX)	1	2	4	4	1	2	15	11
CAPEX excluding licenses	1	2	4	4	1	2	15	11
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	12	12	9	11	11	48	46
OCF margin (%)	35%	35%	32%	24%	33%	30%	30%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	15	15	17	17	14	15	71	64
Service revenue	14	15	17	16	13	15	64	62
Data Revenue	1.29	1.24	1.29	1.36	1.39	1.38	4.3	5.1
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7
Broadband customers using USB modems (mln) *	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.3
ARPU (USD)	6.0	6.7	6.9	7.7	6.3	6.7	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	FY12	FY13
Total operating revenue	20	20	20	21	19	19	87	81
Service revenue	20	20	19	21	19	19	86	80
Broadband revenue	5.6	5.4	5.4	5.4	5.1	4.9	22.6	21.8
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	11.9	11.3	11.2	11.0	10.6	10.3	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	14,179	14,485	15,237	15,378	13,672	14,136	63,441	59,278
EBITDA	5,551	5,901	6,468	5,421	4,997	5,239	25,257	23,340
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	39.8%	39.4%
Capital expenditures (CAPEX)	525	776	1,576	1,759	501	1,025	6,100	4,636
CAPEX excluding licenses	525	776	1,576	1,759	501	1,025	6,100	4,636
Operating cash flow (EBITDA-CAPEX excluding licenses)	5,025	5,125	4,892	3,662	4,496	4,214	19,157	18,704
OCF margin (%)	35%	35%	32%	24%	33%	30%	30%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	5,966	6,267	7,214	6,812	5,856	6,297	28,605	26,259
Service revenue	5,739	6,189	7,086	6,573	5,519	6,033	25,502	25,587
Data Revenue	527	514	528	553	572	570	1,715	2,122
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7
Broadband customers using USB modems (mln) *	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.3
ARPU (AMD)	2446.2	2781.0	3292.1	3093.4	2589.4	2752.2	n.m.	n.m.
MOU (min)	295	353	377	388	365	382	n.m.	n.m.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	n.m.	n.m.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	8,172	8,218	8,022	8,566	7,816	7,840	34,837	32,978
Service revenue	8,122	8,173	7,954	8,510	7,766	7,811	34,239	32,759
Broadband revenue	2,288	2,241	2,224	2,189	2,095	2,011	9,082	8,942
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (AMD)	4,863	4,690	4,612	4,461	4,369	4,260

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSPA+ technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	29	38	44	37	31	37	107	148
EBITDA	12	20	24	18	14	14	51	74
EBITDA margin (%)	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	47.9%	49.7%
Capital expenditures (CAPEX)	4	5	3	5	2	4	20	16
CAPEX excluding licenses	4	5	3	5	2	4	20	16
Operating cash flow (EBITDA-CAPEX excluding licenses)	9	15	21	13	13	11	31	57
OCF margin (%)	30%	40%	48%	34%	41%	29%	29%	39%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	28	37	43	36	31	37	103	144
Service revenue	29	37	43	36	31	37	102	145
Data Revenue	0.78	0.69	0.86	1.01	1.15	1.04	2.54	3.34
Customers (mln)	1.2	1.2	1.2	1.3	1.3	1.3	1.1	1.3
Broadband customers using USB modems (mln) *	0.5	0.4	0.5	0.5	0.6	0.6	0.4	0.5
ARPU (USD)	8.2	10.4	11.7	9.6	7.9	9.6	n.a.	n.a.
MOU (min)	235	263	277	307	278	283	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	0.7	0.9	1.0	0.1	0.0	0.2	4.3	2.7

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	20	22	24	22	19	18	78	88
EBITDA	6	7	8	6	5	4	21	27
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.3%	30.4%
Capital expenditures (CAPEX)	1	2	12	4	2	3	13	18
CAPEX excluding licenses	1	2	12	4	2	3	13	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	5	5	(4)	2	3	1	9	8
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	11%	11%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	19	20	23	21	18	17	77	83
Service revenue	18	19	22	20	17	17	73	79
Data Revenue	0.6	0.6	0.7	0.7	0.6	0.6	2.3	2.6
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.0	1.1
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
ARPU (USD)	6.3	6.4	6.4	5.9	5.0	4.9	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	1.1	1.3	1.2	1.0	1.0	0.4	1.6	4.6
Service revenue	1.1	1.3	1.2	1.2	0.9	0.4	1.5	4.8

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	33	36	40	38	33	31	129	147
EBITDA	9	11	14	11	9	8	35	45
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.3%	30.4%
Capital expenditures (CAPEX)	1	3	19	6	3	5	21	29
CAPEX excluding licenses	1	3	19	6	3	5	21	29
Operating cash flow (EBITDA-CAPEX excluding licenses)	8	8	(5)	5	6	3	14	16
OCF margin (%)	24%	22%	-13%	13%	18%	10%	11%	11%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	31	33	38	36	31	31	127	138
Service revenue	30	32	37	33	30	30	121	132
Data Revenue	1.0	0.9	1.1	1.1	1.1	1.1	3.9	4.2
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.0	1.1
Broadband customers using USB modems (mln) *	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
ARPU (GEL)	10	11	11	10	9	9	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	1.8	2.2	2.0	2.1	2.0	0.7	2.6	8.1
Service revenue	1.8	2.2	2.0	2.1	1.6	0.7	2.5	8.1

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	44	51	53	44	38	44	161	192
EBITDA	22	29	27	19	17	23	91	97
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	56.3%	50.5%
Capital expenditures (CAPEX)	1	8	6	8	3	6	31	23
CAPEX excluding licenses	1	8	6	8	3	6	31	23
Operating cash flow (EBITDA-CAPEX excluding licenses)	21	21	21	11	14	17	60	74
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	38%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	44	51	53	44	38	44	161	192
Service revenue	44	51	53	44	38	44	160	192
Data Revenue	3.2	3.2	3.6	4.1	4.3	4.3	10.6	14.2
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.5	2.7
Broadband customers using USB modems (mln) *	1.6	1.3	1.4	1.5	1.5	1.5	1.3	1.5
ARPU (USD)	6.2	7.4	7.0	5.6	4.7	5.6	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	23.5%	15.2%	14.1%	17.2%	19.1%	15.7%	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	7,582	9,316
EBITDA	1,069	1,380	1,326	927	899	1,234	4,266	4,702
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	56.3%	50.5%
Capital expenditures (CAPEX)	55	403	284	395	159	305	1,461	1,137
CAPEX excluding licenses	55	403	284	395	159	305	1,461	1,137
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,014	977	1,042	532	740	929	2,805	3,565
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	38%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	7,583	9,315
Service revenue	2,077	2,443	2,583	2,151	1,975	2,322	7,517	9,254
Data Revenue	153	155	178	200	221	229	499	686
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.5	2.7
Broadband customers using USB modems (mln) *	1.6	1.3	1.4	1.5	1.5	1.5	1.3	1.5
ARPU, (KGS)	294	355	353	274	248	297	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	23.5%	15.2%	14.1%	17.2%	19.1%	15.7%	n.a.	n.a.

*	Broadband customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue	20	21	23	23	22	24	94	88
EBITDA	6	4	(3)	7	9	7	33	14
EBITDA margin (%)	29.9%	19.6%	n.m.	30.6%	41.4%	31.0%	33%	16%
Customers (mln)	4.1	4.2	4.4	4.6	4.4	4.3	4.5	4.6
- CAR	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
- Burundi	1.2	1.4	1.4	1.6	1.6	1.6	1.4	1.6
- Zimbabwe*	2.4	2.4	2.5	2.6	2.5	2.3	2.6	2.6
ARPU (USD):
- CAR	5	5	5	6	6	6	n.a.	n.a.
- Burundi	3	4	3	3	3	3	n.a.	n.a.
- Zimbabwe*	5	5	6	5	4	4	n.a.	n.a.

*	Zimbabwe is accounted for as investment at cost

SEA

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	FY12	FY13
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	60.8	33.4
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	(9.9)	5.6
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	n.a.	16.9%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	Q2 2014	FY12	FY13
Customers (mln), Laos	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3
ARPU (USD), Laos	7.0	7.1	6.1	6.1	5.4	5.6	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013